SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FIRST ADVANTAGE CORPORATION

(Name of Subject Company)

FIRST ADVANTAGE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.001 Par Value

(Title of Class of Securities)

31845F100

(CUSIP Number of Class of Securities)

Bret T. Jardine, Esq.

Acting General Counsel

First Advantage Corporation

12395 First American Way

Poway, CA 92064

(727) 214-3411

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ralph C. Ferrara, Esq.

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259–8000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is First Advantage Corporation, a Delaware corporation (“First Advantage”). The address of the principal executive offices of First Advantage is 12395 First American Way, Poway, California 92064, and its telephone number is (727) 214-3411.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (such statement, together with the exhibits and annexes, each as may be amended, supplemented or otherwise modified from time to time, this “Statement”) relates is the Class A common stock, par value $0.001 per share, of First Advantage (“Class A Shares”). As of the close of business on October 7, 2009, there were 12,097,680 Class A Shares issued and outstanding, representing approximately 20% of the equity interest and 2% of the voting power of First Advantage, 3,463,415 Class A Shares issuable upon conversion of outstanding shares of Class B common stock, par value $0.001 per share, of First Advantage (“Class B Shares”) not owned by The First American Corporation, a Delaware corporation (“First American”) and its affiliates, 3,172,097 Class A Shares issuable upon exercise of outstanding stock options to purchase Class A Shares, 772,079 Class A Shares issuable upon vesting of outstanding restricted stock units and 41,462 Class A Shares issuable upon exercise of outstanding warrants to purchase Class A Shares. According to the Offer to Exchange (as defined below), First American does not own or control any outstanding Class A Shares, except for 3,386 Class A Shares of restricted stock.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

First Advantage is the subject company and the filing person of this Statement. First Advantage’s name, business address and business telephone number are set forth in Item 1(a) above. First Advantage’s website can be found at www.FADV.com. The information on First Advantage’s website should not be considered a part of this Statement.

(b) Tender Offer.

This Statement relates to the offer by First American to exchange all of the outstanding Class A Shares, as disclosed in a preliminary prospectus and offer to exchange, dated October 9, 2009 (as may be amended, supplemented or otherwise modified from time to time, the “Offer to Exchange”) contained in a Registration Statement on Form S-4 (as may be amended, supplemented or otherwise modified from time to time, the “Form S-4”) and a Tender Offer Statement filed on Schedule TO (as may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), each as filed by First American with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2009. According to the Offer to Exchange, First American is offering to exchange for each Class A Share validly tendered, and not properly withdrawn, in the Offer (as defined below) 0.58 of a common share, par value $1.00 per share, of First American (a “First American Common Share”), subject to the terms and conditions set forth in the Offer to Exchange and the related letter of transmittal (as may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”). The consideration offered per Class A Share, together with all of the terms and conditions of First American’s exchange offer, as set forth in the Offer to Exchange and the Letter of Transmittal, is referred to in this Statement as the “Offer.” The fraction of a First American Common Share offered for each Class A Share is referred to herein as the “Exchange Ratio.” The Offer to Exchange and Letter of Transmittal contained in the Form S-4 are filed as exhibits to this Statement and are incorporated by reference herein. According to the Offer to Exchange, the Offer commenced on Friday, October 9, 2009, and is currently scheduled to expire at 5:00 p.m., New York City time, on Tuesday, November 10, 2009, unless extended (as may be extended from time to time, the “Expiration Time”). First Advantage cannot extend the Offer; only First American can extend the Offer. According to the Offer to Exchange, Class A Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time, but shares tendered during any subsequent offering period may not be withdrawn.

FADV Holdings LLC, a Delaware limited liability company (“FADV Holdings”), owns 47,726,521 Class B Shares, which constitute all of the outstanding Class B Shares. According to the Offer to Exchange, FADV Holdings is an entity owned by First American, First American Real Estate Solutions LLC, a California limited liability company (“FARES”), which is a joint venture between First American and Experian Information Solutions, Inc. (“Experian”), and First American Real Estate Information Services, Inc., a California corporation and wholly-owned subsidiary of First American (“FAREISI”). The Class B Shares constitute approximately 80% of the equity interest in First Advantage as of the close of business on October 7, 2009. According to the Offer to Exchange, First American’s indirect interest represented by the Class B Shares equals approximately 74%, and Experian’s indirect interest equals approximately 6% of the equity interest in First Advantage as of the date of the Offer to Exchange. The Class B Shares, which are entitled to ten votes per share, represent approximately 98% of the voting power of First Advantage as of the close of business on October 7, 2009. The Class B Shares may be converted into Class A Shares at any time.

According to the Offer to Exchange, pursuant to a Consent to Transaction by and between First American and Experian, dated October 2, 2009 (the “Consent to Transaction”), Experian has elected, subject to a right of revocation, to cause the distribution of Class B Shares from FADV Holdings to Experian of its proportionate interest in the Class B Shares held by FARES (which Class B Shares, upon such distribution to Experian, would automatically convert to Class A Shares and would no longer be subject to First American’s control), and to tender those Class A Shares in the Offer (such distribution, the “Experian Distribution”). According to the Offer to Exchange, Experian’s proportionate interest is 3,463,415 Class B Shares, and thus, if Experian elects to cause the Experian Distribution, 3,463,415 additional Class A Shares would be issued and outstanding, with a corresponding decrease in the number of Class B Shares. According to the Offer to Exchange, if Experian revokes its election to cause the Experian Distribution, all of the currently outstanding Class B Shares, including Experian’s proportionate interest, will be contributed to First American’s wholly-owned subsidiary, Algonquin Corp. (“Merger Sub”), under the Consent to Transaction and 2,008,780 fewer First American Common Shares would be issued in the Offer and a subsequent short-form merger of Merger Sub with and into First Advantage (the “Merger”). According to the Offer to Exchange, if Experian exercises the right of revocation and elects not to cause the Experian Distribution and tender Class A Shares in the Offer, it has agreed to take those actions that are necessary to facilitate the Offer and the Merger, including consenting to the contribution of Class B Shares to Merger Sub by FADV Holdings, the conversion of the Class B Shares to Class A Shares and the consummation of the Merger. According to the Offer to Exchange, the Consent to Transaction is effective so long as the Offer is consummated by April 30, 2010.

According to the Offer to Exchange, the Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. According to the Offer to Exchange, the “Minimum Condition” means that there must be validly tendered, and not properly withdrawn, prior to the Expiration Time, at least a majority of the Class A Shares owned by stockholders other than First American and its affiliates (including its executive officers and directors), Experian and its subsidiaries and First Advantage, its executive officers and directors, and its subsidiaries (collectively, the “Excluded Parties”). As of the close of business on October 7, 2009, there were 12,097,680 Class A Shares outstanding and, according to the Offer to Exchange, 706,751 of these Class A Shares are held by the Excluded Parties. Accordingly, First American calculates that, based on the number of Class A Shares outstanding as of the close of business on October 7, 2009, at least 5,695,466 Class A Shares not owned by the Excluded Parties would have to be validly tendered in the Offer, and not have been properly withdrawn, as of the Expiration Time, in order to satisfy the Minimum Condition.

According to the Offer to Exchange, in addition to the Minimum Condition, among others, the following conditions must also be satisfied or waived (except as noted below):

•

there must be sufficient Class A Shares validly tendered in the Offer, and not properly withdrawn, such that, once such tendered Class A Shares are purchased by First American in the Offer, First American will own or control at least 90% of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis) (the “Merger Condition”);

•

the Form S-4, of which the Offer to Exchange is a part, must have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) and not be the subject of any stop order or proceedings seeking a stop order (the “Registration Statement Effectiveness Condition”); and

•

the First American Common Shares issuable in the Offer and the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance (the “Listing Condition”).

According to the Offer to Exchange, the Offer is also conditioned upon satisfaction of the “General Conditions” set forth below. According to the Offer to Exchange, all of the General Conditions will be deemed to be satisfied, unless any of the following conditions occur and are not waived, on or after the date of the Offer to Exchange:

•

there shall have been (i) instituted or be pending any action, investigation or proceeding initiated by any governmental, regulatory or administrative agency or instrumentality or other governmental authority (each, a “Governmental Authority”), which seeks or results in the following or in the good faith judgment of First American could reasonably result in the following, (ii) instituted or be pending any action or proceeding initiated by any other person that has resulted in the following, or in the good faith judgment of First American, has a reasonable probability of resulting in the following, or (iii) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or Governmental Authority, that, in the good faith judgment of First American:

•

prohibits or imposes any material limitations on First American’s ownership, control or operation of all or a material portion of the businesses or assets of First Advantage or its subsidiaries, taken as a whole;

•	prohibits or makes illegal the acceptance for payment, payment for or the purchase of the Class A Shares or the consummation of the Offer or the Merger;

•

results in a material delay in or materially restricts First American’s ability, or renders First American unable, to accept for payment, pay for or purchase some or all of the Class A Shares that have been tendered into the Offer and are not properly withdrawn or that will be cancelled in the Merger;

•

imposes limitations on First American’s ability to effectively exercise full rights of ownership of the Class A Shares, including, without limitation, the right to vote the Class A Shares purchased by First American on all matters properly presented to First Advantage’s stockholders;

•	requires the divestiture by First American or its affiliates of their Class B Shares (or any Class A Shares into which they are converted);

•

compels First Advantage or its subsidiaries or First American and its subsidiaries to dispose of portions of the business, assets or properties of First Advantage or its subsidiaries, that are material to First Advantage and its subsidiaries, taken as a whole, or First American or its subsidiaries, that are material to First American and its subsidiaries, taken as a whole;

•	imposes any material new condition to the Offer or the Merger which is unacceptable to First American, in its reasonable discretion; or

•	enjoins or prohibits (or seeks material damages for) the acquisition by First American of the Class A Shares;

provided, that, prior to asserting any such condition, First American shall have used all commercially reasonable efforts to cause any such stay, decree, judgment, order or injunction to be vacated or lifted;

•	there shall have been any change (or any condition, event or development involving a prospective change) that has had, or may reasonably be expected to have, in the good faith judgment of First

American, a material and adverse effect on the business, properties, assets, liabilities, financial condition, operations, or results of operations of First Advantage and its subsidiaries, taken as a whole;

•	there shall have occurred and be continuing, any of the following which, in the good faith judgment of First American, make it inadvisable to proceed with the completion of the Offer:

•	any general suspension of, or limitation on prices for, trading in the United States securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory); or

•

any limitation (whether or not mandatory) by any court or Governmental Authority, or other event that, in the reasonable judgment of First American, affects the extension of credit by banks or other lending institutions;

•	First Advantage or any of its subsidiaries has materially changed its capitalization from that existing on October 9, 2009; or

•

the First Advantage board of directors (upon the recommendation of the Special Committee of the First Advantage board of directors (the “Special Committee”)) and the First American board of directors (upon the recommendation of the Ad-Hoc Committee of the First American board of directors (the “First American Ad-Hoc Committee”)) have agreed to terminate the Offer.

According to the Offer to Exchange, notwithstanding any other provision of the Offer, First American will not be required to accept for purchase, or to pay for, Class A Shares tendered in the Offer and may terminate, extend or amend the Offer and may (subject to Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender or exchange offer) postpone the acceptance for exchange of, and payment for, Class A Shares so tendered if, at or prior to the Expiration Time, any of the Minimum Condition, the Merger Condition, the Registration Statement Effectiveness Condition, the Listing Condition or the General Conditions are not satisfied.

According to the Offer to Exchange, the Minimum Condition, the Registration Statement Effectiveness Condition and the Listing Condition may not be waived. According to the Offer to Exchange, if these conditions are not satisfied, First American will not purchase any Class A Shares in the Offer. According to the Offer to Exchange, First American can waive the Merger Condition in its sole discretion, and provided that the non-waivable conditions have been met, First American can consummate the Offer, notwithstanding that it will not own or control 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis) upon consummation of the Offer. According to the Offer to Exchange, if First American waives the Merger Condition, First American will extend the Expiration Time to the extent required by law.

According to the Offer to Exchange, the conditions to the Offer are for the sole benefit of First American and may be asserted by it in its sole discretion, regardless of the circumstances giving rise to such conditions, or, except as set forth above, may be waived by First American, in whole or in part, in its sole discretion, whether or not any other condition of the Offer also is waived. According to the Offer to Exchange, First American has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. According to the Offer to Exchange, any determination by First American concerning the events described in this section will be final and binding upon all holders of the Class A Shares. According to the Offer to Exchange, the failure by First American at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled Expiration Time, according to the Offer to Exchange, First American may, in its discretion, extend the Expiration Time in such increments as it may determine.

To consummate the Merger, Delaware law requires that Merger Sub own at least 90% of the outstanding Class A Shares and at least 90% of the outstanding Class B Shares, if any. As of the close of business on October 7, 2009, there were 12,097,680 Class A Shares and 47,726,521 Class B Shares outstanding, of which, according to the Offer to Exchange, First American’s proportionate interest is 44,263,106 Class B Shares and Experian’s proportionate interest is 3,463,315 Class B Shares. Pursuant to First Advantage’s certificate of incorporation, as amended (the “First Advantage Certificate of Incorporation”), First American may, at any time, convert some or all of its Class B Shares into Class A Shares on a one-for-one basis. According to the Offer to Exchange, if the Merger Condition is satisfied and First American consummates the Offer, First American will convert (or cause to be converted) all of the Class B Shares that it owns or controls into Class A Shares and cause all such Class A Shares, and Class A Shares acquired by First American in the Offer, to be contributed to Merger Sub. Therefore, according to the Offer to Exchange, First American calculates that, based on the number of Class A Shares outstanding as of the close of business on October 7, 2009, at least 6,111,874 Class A Shares (not including any Class A Shares issuable upon conversion of Class B Shares into Class A Shares on a one-for-one basis or any Class A Shares owned by First American as of the close of business on October 7, 2009) would have to be tendered in order to satisfy the Merger Condition, which Class A Shares constitute approximately 51% of the Class A Shares.

According to the Offer to Exchange, if, upon completion of the Offer, First American owns or controls 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will promptly thereafter effect the Merger unless prohibited by court order or other applicable legal requirement. As provided by the Delaware General Corporation Law (“DGCL”), the Merger may be effected without the approval of the First Advantage board of directors or any remaining public stockholders. According to the Offer to Exchange, if First American consummates the Offer and does not own or control 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will use commercially reasonable efforts to acquire additional Class A Shares such that after such acquisition, Merger Sub owns at least 90% of each class of the issued and outstanding capital stock of First Advantage (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis). According to the Offer to Exchange, in such event, once First American owns or controls 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will effect the Merger promptly thereafter unless prohibited by court order or other applicable legal requirement. According to the Offer to Exchange, First American reserves the right to purchase Class A Shares in the open market, in privately negotiated transactions (including with First Advantage), in another tender offer or exchange offer, in a merger negotiated with First Advantage or otherwise. According to the Offer to Exchange, First Advantage gives no assurance as to the price per Class A Share that may be paid in any such future acquisition of Class A Shares by First American or the effect any such actions could have on the trading price of the Class A Shares. In determining whether or not First American is exercising “commercially reasonable efforts,” according to the Offer to Exchange, First American intends to take into account all facts and circumstances existing at the time and not solely the price at which Class A Shares might be acquired, provided that “commercially reasonable efforts” shall not require First American to pay consideration in excess of 0.58 of a First American Common Share (or equivalent value) for any Class A Share.

According to the Offer to Exchange, as a result of the Merger, any holders of Class A Shares who had not previously had their Class A Shares purchased in the Offer (or in any subsequent purchases) would have their Class A Shares converted into First American Common Shares at the Exchange Ratio, other than the Class A Shares in respect of which appraisal rights have been properly perfected under Delaware law. Please refer to “Item 8. Additional Information—Short Form Merger” for more information on the Merger and “Item 8. Additional Information—Appraisal Rights” for more information on the appraisal rights of holders of Class A Shares in connection with the Merger.

According to the Offer to Exchange, notwithstanding First American’s commercially reasonable efforts to own or control at least 90% of the outstanding Class A Shares, First American may be prohibited or unable to consummate the Merger due to a court order or other applicable legal requirement, including if any of the following occur:

•

there shall have been (i) instituted or be pending any action, investigation or proceeding by any Governmental Authority, or (ii) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or Governmental Authority, in each case, that has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger or prohibiting or making illegal, the acceptance for payment, payment for or the purchase of the Class A Shares in the Merger; or

•	a stop order suspending the effectiveness of the Form S-4, of which the Offer to Exchange is a part, is in effect or proceedings for such purpose are pending before the SEC;

provided, that First American will use commercially reasonable efforts to prevent the entry of any such judgment, injunction, order or decree, and to remove any such suspension of the Form S-4.

According to the Offer to Exchange, if the Merger is not consummated, First American expects to continue to evaluate, from time to time, its options regarding First Advantage, and in addition to potentially maintaining the status quo, may consider other alternatives, including open market purchases, purchases in privately negotiated transactions (including from First Advantage), purchases through another tender offer or exchange offer, or entry into a merger negotiated with First Advantage.

According to the Offer to Exchange, First American expressly reserves the right, in its sole discretion, to extend, on one or more occasions, the period of time during which the Offer remains open in the event that not all of the conditions to the Offer have been waived or satisfied at the then scheduled Expiration Time or if First American is required to extend the Offer pursuant to the SEC’s tender offer rules. In addition, according to the Offer to Exchange, subject to the SEC’s applicable rules and regulations, First American reserves the right to delay, on one or more occasions, and extend the period during which the Offer remains open, for any other reason whatsoever, if in good faith First American deem it advisable. According to the Offer to Exchange, First American also reserves the right to terminate the Offer and not accept for exchange any Class A Shares, upon the failure of any of the conditions of the Offer to be satisfied or, where permissible, waived, or otherwise to amend the Offer in any respect (except as to the non-waivable conditions), by giving oral or written notice of delay, termination or amendment to the Exchange Agent (as defined below) and by making a public announcement. According to the Offer to Exchange, First American will follow any extension, delay, termination or amendment, as promptly as practicable, with a public announcement.

According to the Offer to Exchange, First American may (but is under no obligation to) elect to provide a subsequent offering period of at least three business days, during which time stockholders whose Class A Shares have not been accepted for payment may tender, but not withdraw, their Class A Shares and receive in the Offer the Exchange Ratio for each Class A Share.

According to the Offer to Exchange, if the conditions to the Offer are satisfied or waived, and First American consummates the Offer, but for any reason is not able to promptly effect the Merger, Class A Shares not tendered into the Offer would remain outstanding until First American is able to effect the Merger, if ever. In these circumstances, the liquidity of and market value for those Class A Shares could be adversely affected. The Class A Shares are currently listed on the NASDAQ Stock Market. Depending upon the number of Class A Shares purchased in the Offer, they may no longer meet the requirements for continued listing and may be delisted from the NASDAQ Stock Market, resulting in illiquidity and reduced value. According to the Offer to Exchange, it is possible that the Class A Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Class A Shares and the availability of these quotations would depend, however, upon the number of holders of Class A Shares remaining at that time, the interests in maintaining a market in the Class A Shares on the part of securities firms, and other factors. According to the Offer to Exchange, Class A Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of allowing brokers to extend credit on Class A Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that after the Offer, Class A Shares would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

According to the Offer to Exchange, First American will not issue any fraction of a First American Common Share pursuant to the Offer or the Merger. Instead, according to the Offer to Exchange, each First Advantage stockholder who would otherwise be entitled to a fraction of a First American Common Share, after combining all fractional shares to which the stockholder would otherwise be entitled in the Offer or the Merger, will receive cash in an amount equal to the product obtained by multiplying (i) the fraction of a First American Common Share to which the holder would otherwise be entitled by (ii) the closing price of a First American Common Share as reported on the New York Stock Exchange on the last trading day before the date that the Offer expires.

According to the Offer to Exchange, the receipt of First American Common Shares and cash in lieu of fractional First American Common Shares by holders of Class A Shares in exchange for the Class A Shares pursuant to the Offer and the Merger is expected to be treated as a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who is a U.S. person and exchanges Class A Shares pursuant to the Offer or the Merger is expected to recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of the fair market value of the First American Common Shares and cash in lieu of fractional First American Common Shares received by the stockholder and (ii) the stockholder’s adjusted tax basis in the Class A Shares exchanged pursuant to the Offer or the Merger. If the Class A Shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be a capital gain or a capital loss. In general, capital gains recognized by an individual will be subject to tax at capital gains rates if the shares were held for more than one year. The tax consequences to each holder of Class A Shares will depend on the facts and circumstances applicable to such stockholder. Holders of Class A Shares should contact their tax advisors to determine the particular tax consequences of tendering their shares.

According to the Offer to Exchange, First American and Wells Fargo Bank, N.A., the depositary and exchange agent for the Offer (the “Exchange Agent”), will deduct and withhold from amounts otherwise payable pursuant to the terms of the Offer and the Merger any amounts that are required to be deducted and withheld with respect to such payments under applicable law.

According to the Offer to Exchange, First American will pay any stock transfer taxes with respect to the sale and transfer of any Class A Shares to it pursuant to the Offer and the Merger. If, however, payment of consideration in the Offer or the Merger is to be made to, or Class A Shares not tendered or not accepted for exchange are to be returned in the name of, any person other than the registered holder(s), or if a transfer tax is imposed for any reason other than the sale or transfer of Class A Shares to First American pursuant to the Offer or the Merger, as applicable, then, according to the Offer to Exchange, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) will be deducted from the consideration payable in the Offer or the Merger, as applicable, unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted to the Exchange Agent.

The Schedule TO states that the principal executive offices of First American are located at 1 First American Way, Santa Ana, California 92707-5913.

First Advantage does not take any responsibility for the accuracy or completeness of information described in this Statement or the annexes and exhibits to this Statement as contained in the Offer to Exchange, the Form S-4 and Schedule TO, including information concerning First American or its affiliates, officers or directors, or actions or events with respect to any of them, or for any failure by First American to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed in this Statement or the annexes and exhibits to this Statement or as incorporated by reference herein, to the best of First Advantage’s knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between First Advantage or its affiliates and (i) the executive officers, directors or affiliates of First Advantage or (ii) First American or any of its executive officers, directors or affiliates. All information incorporated by reference herein is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

(a) Interests of Certain Persons in the Offer and Merger.

In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain executive officers and directors of First American and its affiliates, and certain executive officers and directors of First Advantage and its affiliates, have interests in the Offer and the Merger, which are described in this Statement and the annexes and exhibits to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer and the Merger, including the fact that four of ten members of the First Advantage board of directors are also currently directors and/or executive officers of First American. Information regarding these interests of certain executive officers and directors of First American and its affiliates, and certain executive officers and directors of First Advantage and its affiliates are described in the Annual Proxy Statement of First Advantage filed on Schedule 14A with the SEC on March 18, 2009 (the “2009 Proxy Statement”) under the headings “Election of Directors—Nominees for Election of Directors,” “Information About Our Board of Directors,” “Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management.” These disclosures are filed as exhibits to this Statement and are incorporated by reference herein.

As of the close of business on October 7, 2009, the directors and executive officers of First Advantage beneficially owned, in the aggregate, 380,522 Class A Shares (excluding options and restricted stock awards), which represents approximately 3% of the outstanding Class A Shares. If the directors and executive officers of First Advantage were to tender all of these Class A Shares pursuant to the Offer, the directors and executive officers would receive an aggregate of approximately 220,702 First American Common Shares. As of September 30, 2009, the directors and executive officers of First American (excluding persons who are also directors and executive officers of First Advantage) beneficially owned, in the aggregate, 1,616 Class A Shares (excluding options), which represents approximately 0.01% of the outstanding Class A Shares. If such directors and executive officers of First American were to tender all of these Class A Shares pursuant to the Offer, such directors and executive officers would receive an aggregate of approximately 937 First American Common Shares.

According to the Offer to Exchange, if the directors and officers of First Advantage or First American who own Class A Shares tender their Class A Shares pursuant to the Offer or their shares are exchanged in the Merger, they will receive the same consideration on the same terms and conditions as other stockholders of First Advantage.

(b) Certain Arrangements between First Advantage and its Executive Officers, Directors and Affiliates.

Certain contracts, agreements, arrangements and understandings between First Advantage and its executive officers, directors and affiliates are described in the 2009 Proxy Statement under the headings “Information About Our Board of Directors,” “Business Relationships and Related Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis” and “Executive Compensation.” These disclosures are filed as exhibits to this Statement and are incorporated by reference herein. The Offer to Exchange contains information regarding relationships and arrangements between First Advantage and certain of First American’s officers, directors and affiliates under the headings “The Offer—Relationships with First Advantage” and “Interests of Certain Persons in the Offer and the Merger.”

Director and Executive Officer Compensation, Employment Matters and Employment Agreements.

Information concerning executive compensation and employment matters, including compensation paid by First Advantage to its directors and certain of its executive officers for the fiscal year ended December 31, 2008, is set forth in the 2009 Proxy Statement under the headings “Compensation Discussion and Analysis” and “Executive Compensation,” which sections of the 2009 Proxy Statement are filed as exhibits to this Statement and are incorporated by reference herein.

In August 2009, First Advantage entered into employment agreements with the following executive officers of First Advantage: Anand Nallathambi, Chief Executive Officer; John Lamson, Chief Financial Officer and Principal Accounting Officer; Todd Mavis, Executive Vice President of Operations; Akshaya Mehta, Executive Vice President of Corporate Infrastructure; Evan Barnett, President of Multi-Family Services; and Andrew MacDonald, President of Investigative and Litigation Support Services (each an “Executive”).

Under the employment agreements, if an Executive’s employment is terminated by the Executive for “good reason” or by First Advantage without cause, the Executive is entitled to receive: (i) base salary through the date of termination; (ii) any annual bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year; (iii) reimbursement of properly incurred business expenses; (iv) employee benefits to which the Executive is entitled under First Advantage’s employee benefit plans; (v) subject to the Executive’s general release of claims and compliance with non-competition and other restrictive covenants, a severance payment payable in equal installments over a specified period, a pro rata bonus for the year of termination, and continued participation in a group health plan at employee rates generally during the period in which the Executive is receiving severance payments; and (vi) subject to the Executive’s agreement not to compete, payments for a specified period in consideration for the Executive’s agreement not to compete. The severance payments are subject to reduction by the present value of any other cash severance or termination benefits (other than pension or supplemental pension benefits) payable to the Executive under any other plans, programs or arrangements of First Advantage or its affiliates. The following tables describe the amount of severance and non-competition payments the Executive would be entitled to receive upon termination for good reason or without cause:

Executive	Severance Payment	Non-Competition Payment
Anand Nallathambi	$1,050,000, payable over a period of 24 months	$1,050,000, payable over a period of 24 months

John Lamson	Continued payment of 50% of base salary for a period of 18 months	Continued payment of 50% of base salary for a period of 18 months

Todd Mavis	Continued payment of 50% of base salary for a period of 18 months	Continued payment of 50% of base salary for a period of 18 months

Akshaya Mehta	Continued payment of 50% of base salary for a period of 12 months	Continued payment of 50% of base salary for a period of 12 months

Evan Barnett	Continued payment of 50% of base salary for a period of 12 months	Continued payment of 50% of base salary for a period of 12 months

Andrew MacDonald	Continued payment of 50% of base salary for a period of 12 months	Continued payment of 50% of base salary for a period of 12 months

The employment agreements provide for the following annual base salaries for the Executives: Anand Nallathambi—$700,000; John Lamson—$375,000; Todd Mavis—$375,000; Akshaya Mehta—$345,000; Evan Barnett—$297,400; and Andrew MacDonald—$295,000.

The term “good reason” is defined in the employment agreements to be any of the following events, of which the Executive gives notice to First Advantage within 30 days following the later of its occurrence or the Executive’s knowledge thereof, and which is not cured by First Advantage within 30 days of receipt of the Executive’s notice:

(i) the failure of First Advantage to pay or cause to be paid the Executive’s base salary when due or reduction in the Executive’s base salary (other than as a result of an across the board reduction proportionately affecting substantially all other senior executive officers of First Advantage);

(ii) any substantial diminution in the Executive’s position, authority or responsibilities; or

(iii) a relocation of the Executive’s principal place of employment by more than 50 miles.

In Mr. Nallathambi’s employment agreement, “good reason” also includes a reduction in his total annual compensation opportunity for any fiscal year to less than $1.6 million in the aggregate.

For purposes of clause (i) of the definition of good reason, following a “First American Transaction,” “good reason” does not occur for Mr. Nallathambi based on a reduction in his base salary unless it is reduced below the annual base salary of any employee who is an Executive Vice President of First American. The term “First American Transaction” means either a change in control or other corporate transaction or reorganization, in either case, pursuant to which First Advantage becomes a controlled, non-public subsidiary or division of First American. The Offer and Merger will constitute a First American Transaction.

For purposes of clause (ii) of the definition of good reason, following a “qualifying corporate transaction,” a substantial diminution in the Executive’s position, authority or responsibilities will be deemed to occur if, as a result of such transaction, First Advantage becomes a direct or indirect subsidiary or division of an operating entity with the same or similar lines of business as First Advantage and the Executive is not provided a position, authority or responsibilities, substantially similar to his position, authority or responsibilities with First Advantage, with respect to the parent operating entity, resulting from such qualifying corporate transaction. Otherwise, a change in position, authority or responsibilities that results directly from First Advantage becoming a subsidiary or division of another entity or otherwise ceasing to be a publicly traded company will not, itself, constitute “good reason.” Following a First American Transaction, a substantial diminution in position, authority or responsibilities, will not constitute “good reason” for Mr. Nallathambi unless his title, position, authority or responsibilities are reduced below that of the title, position, authority or responsibilities of any employee who is a Corporate Executive Vice President of First American.

The term “qualifying corporate transaction” is defined in the employment agreements as either (i) a “change in control,” as defined under the First Advantage Corporation 2003 Incentive Compensation Plan (the “2003 Incentive Plan”), or (ii) a corporate transaction or reorganization pursuant to which First Advantage becomes a controlled, non-public subsidiary or division of another entity. The definition of “qualifying corporate transaction” excludes any transaction involving First American. Accordingly, even though the Merger will constitute a change in control under the 2003 Incentive Plan, the Merger will not constitute a qualifying corporate transaction under the employment agreements.

For purposes of clause (iii) of the definition of good reason, the principal place of employment of each Executive is as follows: Evan Barnett—the State of Maryland; John Lamson—the St. Petersburg, Florida metropolitan area; Todd Mavis—the San Diego, California metropolitan area; Andrew MacDonald—the Washington, D.C. metropolitan area; Anand Nallathambi—the San Diego, California metropolitan area; and Akshaya Mehta—approximately 3 business days a week in the Poway, California metropolitan area and approximately two business days a week in the Orange County, California metropolitan area.

Copies of the employment agreements for each Executive are filed as exhibits to this Statement and are incorporated by reference herein.

Effect of the Merger on First Advantage Stock Options.

The Merger, if consummated, will constitute a “Change in Control” under the 2003 Incentive Plan. Upon a Change in Control, the unvested awards of stock options, restricted stock units and restricted stock issued under the 2003 Incentive Plan will immediately vest. Restricted stock units and restricted stock will vest and be converted into First American Common Shares at the Exchange Ratio in the Merger. Stock options issued under the 2003 Incentive Plan will be converted into options to purchase First American Common Shares by multiplying the number of shares issuable upon exercise by the Exchange Ratio, and proportionately adjusting the exercise prices of individual awards.

First Advantage’s executive officers and directors hold the following number of vested options that will be converted into First American options if the Offer and the Merger are consummated: Evan Barnett—105,000; David Chatham—12,500; Barry Connelly—12,500; Bret Jardine—13,502; Jill Kanin-Lovers—5,000; Parker Kennedy—12,500; John Lamson—215,000; Andrew MacDonald—85,000; Todd Mavis—33,350; Frank McMahon—7,500; Akshaya Mehta—210,000; Thomas Milligan—65,310; Anand Nallathambi—300,050; Donald Nickelson—12,500; Donald Robert—12,500; D. Van Skilling—7,500; Lisa Steinbach—50,000; and David Walker—12,500.

The following table provides information regarding the unvested options of First Advantage’s executive officers and directors that will vest and be converted into First American options if the Merger is consummated:

Unvested Options That Vest Due to the Offer and Merger

Name	Exercise Price	Number of Unvested Shares	Total Option Spread (1)
Jardine, Bret	$26.76	2,498	$0
Mavis, Todd	$18.54	16,650	$1,998
Milligan, Thomas	$26.76	6,660	$0
Nallathambi, Anand	$23.97	16,650	$0
Nallathambi, Anand	$26.76	33,300	$0

(1)	Based on the October 7, 2009 closing stock price of $18.66, less the exercise price of the unvested stock options.

The following table provides information regarding the restricted stock and restricted stock units of First Advantage’s executive officers and directors that will vest and be converted into First American Common Shares if the Merger is consummated:

Unvested Restricted Stock and Restricted Stock Units Accelerated Due to the Offer and Merger

Names	Number of Unvested Shares/Units	Value of Unvested Shares/Units (1)
Barnett, Evan	24,645	$459,875.70
Chatham, David	7,954	$148,421.64
Connelly, Barry	7,954	$148,421.64
Jardine, Bret	16,458	$307,106.28
Kanin-Lovers, Jill	7,954	$148,421.64
Kennedy, Parker	3,060	$57,099.60
Lamson, John	60,004	$1,119,674.64
MacDonald, Andrew	35,558	$663,512.28
Mavis, Todd	46,657	$870,619.62
McMahon, Frank	3,060	$57,099.60
Mehta, Akshaya	35,784	$667,729.44
Milligan, Thomas	16,114	$300,687.24
Nallathambi, Anand	154,715	$2,886,981.90
Nickelson, Donald	7,954	$148,421.64
Robert, Donald	7,954	$148,421.64
Skilling, D. Van	7,954	$148,421.64
Steinbach, Lisa	22,779	$425,056.14
Walker, David	7,954	$148,421.64

(1)	Based on the October 7, 2009 closing stock price of $18.66.

A copy of the 2003 Incentive Plan is filed as an exhibit to this Statement and is incorporated by reference herein.

Employee Stock Purchase Plan.

Under First Advantage’s 2003 Employee Stock Purchase Plan (the “ESPP”), participants are permitted to purchase Class A Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of First Advantage are eligible to participate in the ESPP. A copy of the ESPP is filed as an exhibit to this Statement and is incorporated by reference herein.

Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty of care. However, the elimination or limitation does not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained.

The bylaws of First Advantage, as amended (the “First Advantage Bylaws”), provide that, to the fullest extent permitted by the DGCL, as it exists or may in the future be amended (but in the case of any such amendment, only to the extent that such amendment permits First Advantage to provide broader indemnification rights than permitted prior thereto), First Advantage will indemnify each person who was or is made a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of

First Advantage or is or was serving at the request of First Advantage as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director or officer or any other capacity while serving as a director or officer, against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of the indemnitee’s heirs, executors and administrators. First Advantage may indemnify any person serving as an employee or agent of First Advantage or serving at the request of First Advantage as an employee or agent of another corporation or of any partnership, joint venture, trust or other organization or enterprise, including service with respect to employee benefit plans, if such indemnification is authorized by the First Advantage board of directors. Except for the right of an indemnitee to bring suit (as discussed below), with respect to proceedings to enforce rights to indemnification, First Advantage will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the First Advantage board of directors. The right to indemnification is a contract right and, to the extent not prohibited by applicable law (including, without limitation, Section 402 of the Sarbanes-Oxley Act of 2002 and any regulations promulgated under Section 402 of the Sarbanes-Oxley Act of 2002), will include the right to be paid by First Advantage for the expenses incurred in defending any such proceeding in advance of its final disposition. However, if the DGCL so requires, such an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer will be made only upon delivery to First Advantage of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.

In addition, the First Advantage Bylaws also provide that First Advantage may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of First Advantage or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not First Advantage would have the power to indemnify such person against such expense, liability or loss under the DGCL. A copy of the First Advantage Bylaws is filed as an exhibit to this Statement and is incorporated by reference herein.

The First Advantage Certificate of Incorporation provides that a director will not be personally liable to First Advantage or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. However, a director will be liable to the extent provided by applicable law for breach of the duty of loyalty to First Advantage or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, or for any transaction for which a director derived an improper personal benefit. The First Advantage Bylaws also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise. A copy of the First Advantage Certificate of Incorporation is filed as an exhibit to this Statement and is incorporated by reference herein.

On May 9, 2005, First Advantage entered into indemnification agreements (the “Director Indemnification Agreements”) with each of the current members of its board of directors. Pursuant to each Director Indemnification Agreement, First Advantage agreed, in exchange for each director’s continued service, to indemnify and hold harmless each director to the fullest extent permitted or required under the DGCL against all liabilities and expenses incurred by each director by virtue of such director’s service on the First Advantage board of directors or service in such other capacity (including, among other things, as an officer, employee or agent of First Advantage or other enterprise) at the request of First Advantage. In addition, First Advantage agreed to advance certain expenses incurred by its directors in proceedings involving the director by virtue of such service. The Director Indemnification Agreements also set forth the terms and conditions that apply in determining whether or not a director is entitled to indemnification in any given instance and the circumstances under which the director may be required to reimburse First Advantage for advanced expenses. First Advantage also agreed to maintain insurance coverage for directors and officers on terms no less favorable than in effect on the date the Director Indemnification Agreements were executed, with respect to coverage and amount. A form of Director Indemnification Agreement is filed as an exhibit to this Statement and is incorporated by reference herein.

Benefits Provided by First American to First Advantage Executive Officers and Directors.

Mr. Nallathambi participates in First American’s supplemental benefit plan, which calls for accelerated vesting of all benefits in the event of a change in control of First American. First Advantage believes that the accelerated vesting described above will not be triggered in connection with the Offer and the Merger.

Additionally, Mr. Nallathambi entered into an Amended and Restated Change in Control Agreement with First American, dated October 1, 2008, which provides certain benefits to Mr. Nallathambi if he is terminated within the specified protection period pursuant to a change in control of First American. First Advantage believes that the Offer and the Merger will not trigger Mr. Nallathambi’s right to receive the benefits described above. A copy of Mr. Nallathambi’s Amended and Restated Change in Control Agreement is filed as an exhibit to this Statement and is incorporated by reference herein.

Service of First Advantage Executive Officers and Directors to First American.

Parker Kennedy, Chairman of the First Advantage board of directors, also serves as Chief Executive Officer and Chairman of First American and as an executive officer and board member of certain of First American’s affiliates. Frank McMahon, a director of First Advantage, also serves as Chief Executive Officer of First American’s Information Solutions Group. Additionally, two directors of First Advantage, David Chatham and D. Van Skilling, also serve on the First American board of directors. In their capacities as non-employee members of the boards of directors of First American and First Advantage, each of the foregoing receives compensation. Messrs. Kennedy and McMahon are also compensated as employees of First American.

Messrs. Kennedy and McMahon each received 6,004 restricted stock units in connection with their service as directors of First Advantage. According to the Offer to Exchange, Messrs. Kennedy and McMahon have agreed to remit, and have remitted, to First American the after-tax benefits of these restricted stock units.

Composition of the First Advantage Board of Directors Post-Merger.

According to the Offer to Exchange, if the Offer and the Merger are consummated, First American intends to replace the current directors of First Advantage with employees of First American or its subsidiaries (which will include First Advantage after consummation of the Offer and the Merger), consistent with the governance of other wholly-owned subsidiaries. However, no arrangements have been made to date for such appointments.

Other Arrangements Following the Offer and Merger.

According to the Offer to Exchange, other than the replacement of the current directors of First Advantage described above, First American has not yet determined what, if any, other specific changes will be made to the personnel and operations of First Advantage upon the consummation of the Offer and the Merger.

(c) Certain Business Relationships.

As a subsidiary of First American, First Advantage and its subsidiaries have engaged in a broad range of relationships with First American and its subsidiaries. Descriptions of First Advantage’s relationships with First American and Experian, including certain agreements and arrangements between the parties, are contained in the 2009 Proxy Statement under the heading “Business Relationships and Related Transactions,” which section is filed as an exhibit to this Statement and is incorporated by reference herein. The Offer to Exchange also contains information regarding the relationship between First Advantage and First American under the headings “The Offer—Relationships with First Advantage” and “Agreements Regarding First Advantage Securities,” which sections are incorporated by reference herein.

(d) First American’s Percentage Holdings of First Advantage.

According to the Offer to Exchange, First American does not own or control any outstanding Class A Shares, except for 3,386 Class A Shares of restricted stock. According to the Offer to Exchange, all of the Class B Shares are owned by FADV Holdings. FADV Holdings is an entity owned by First American, FARES, which is a joint venture between First American and Experian, and FAREISI. The Class B Shares constitute approximately 80% of the equity interest in First Advantage as of the close of business on October 7, 2009. According to the Offer to Exchange, First American’s indirect interest represented by the Class B Shares equals approximately 74% and Experian’s indirect interest equals approximately 6% of the equity interest in First Advantage as of the date of the Offer to Exchange. The Class B Shares, which are entitled to ten votes per share, represent approximately 98% of the voting power of First Advantage as of the close of business on October 7, 2009. The Class B Shares may be converted into Class A Shares at any time.

According to the Offer to Exchange, pursuant to the Consent to Transaction, Experian has elected, subject to a right of revocation, to cause the Experian Distribution and to tender its Class A Shares in the Offer. According to the Offer to Exchange, Experian’s proportionate interest is 3,463,415 Class B Shares, and thus, if Experian elects to cause the Experian Distribution, 3,463,415 additional Class A Shares would be issued and outstanding, with a corresponding decrease in the number of Class B Shares. According to the Offer to Exchange, if Experian revokes its election to cause the Experian Distribution, all of the currently outstanding Class B Shares, including Experian’s proportionate interest, will be contributed to Merger Sub under the Consent to Transaction and 2,008,780 fewer First American Common Shares would be issued in the Offer and the Merger. According to the Offer to Exchange, if Experian exercises the right of revocation and elects not to cause the Experian Distribution and tender Class A Shares in the Offer, it has agreed to take those actions that are necessary to facilitate the Offer and the Merger, including consenting to the contribution of Class B Shares to Merger Sub by FADV Holdings, the conversion of the Class B Shares to Class A Shares and the consummation of the Merger. According to the Offer to Exchange, the Consent to Transaction is effective so long as the Offer is consummated by April 30, 2010.

According to the Offer to Exchange, a distribution of the Class B Shares pursuant to the Consent to Transaction would result in the equity interest in First Advantage represented by the Class B Shares declining to approximately 74% from approximately 80% and the voting power represented by the Class B Shares declining to approximately 97% from approximately 98%.

Additional information regarding First American’s share ownership is described in the 2009 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management” and is filed as an exhibit to this Statement and incorporated by reference herein.

(e) Additional Agreements Regarding Securities of First Advantage.

Stockholders Agreement.

Pursuant to the Stockholders Agreement, dated as of December 13, 2002, by and among First Advantage, First American and FirstMark Capital, LLC (formerly know as Pequot Private Equity Fund II, L.P.) (“FirstMark”), as amended, First American and each of its affiliates have agreed to vote its shares for one nominee designated by FirstMark. However, FirstMark has not designated a nominee to the First Advantage board of directors. A copy of the Stockholders Agreement is filed as an exhibit to this Statement and is incorporated by reference herein.

Omnibus Agreement.

According to the Offer to Exchange, pursuant to the Amended and Restated Omnibus Agreement, dated as of June 22, 2005, by and among First American, Experian and FARES, to the extent that First American, FARES or FADV Holdings has the power to elect two or more directors of First Advantage, and for so long as (i) Experian’s membership interest in FARES is equal to or greater than 20% of all membership interests, (ii) FARES owns, directly or indirectly, 20% or more of the total issued and outstanding equity of First Advantage, and (iii) Experian has not caused its indirect interest in First Advantage to be distributed to it pursuant to the limited liability company operating agreements of FARES and FADV Holdings, then First American is required to vote, and to cause FARES and FADV Holdings to vote, a sufficient number of shares of common stock of First Advantage so as to elect from time to time to the First Advantage board of directors an individual designated in writing by Experian. Experian has designated Donald Robert, Chief Executive Officer and a director of Experian plc, to serve as a director of First Advantage. Mr. Robert is compensated in his capacity as a non-employee member of the First Advantage board of directors and in his capacity as an executive of Experian plc.

(f) The Confidentiality Agreement Between First Advantage and First American.

In connection with the process leading up to the Offer, First Advantage and First American entered into a Confidentiality Agreement, dated as of July 14, 2009 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to each party being furnished certain confidential information by the other party, each of First Advantage and First American agreed, among other things, to use such confidential information solely for the purpose of evaluating a possible transaction between First Advantage and First American, subject to certain exceptions, for a period of two years from the date of the Confidentiality Agreement.

(g) First American’s Plans for First Advantage.

According to the Offer to Exchange, if First American successfully consummates the Offer and the Merger, it intends to cause the delisting of the Class A Shares from the NASDAQ Stock Market following the Merger. The Class A Shares are currently registered under the Exchange Act. If First American successfully consummates the Offer and the Merger, following the effective time of the Merger, according to the Offer to Exchange, First American will request that the NASDAQ Stock Market file a Form 25 with the SEC terminating registration of the Class A Shares under the Exchange Act.

According to the Offer to Exchange, if the Offer and the Merger are consummated, First Advantage will continue to exist as a separate entity; however, First Advantage will be a wholly-owned subsidiary of First American (unless Experian elects not to cause the Experian Distribution, in which case Experian will continue to hold an indirect interest in First Advantage). If the Offer and the Merger are consummated, according to the Offer to Exchange, First American intends to replace the current directors of First Advantage with employees of First American or its subsidiaries (which will include First Advantage after consummation of the Offer and the Merger), consistent with the governance of other wholly-owned subsidiaries. However, according to the Offer to Exchange, no arrangements have been made to date for such appointments. According to the Offer to Exchange, First American has not yet determined finally what, if any, other specific changes will be made to the personnel and operations of First Advantage upon the consummation of the Offer and the Merger.

On January 15, 2008, First American announced its intention to separate its Financial Services group from its Information Solutions group via a spin-off transaction, resulting in two separate publicly traded entities. According to the Offer to Exchange, due to negative trends and continued uncertainty in the real estate and mortgage credit markets and First American’s desire to focus on responding to these conditions, among other factors, the First American board of directors determined on July 30, 2008, to delay the consummation of the transaction. According to the Offer to Exchange, First American continues to proceed with preparations for the anticipated separation, and to monitor market conditions, and currently expects the separation to occur during the first half of 2010. According to the Offer to Exchange, the transaction remains subject to customary conditions, including final approval by the First American board of directors, filing and effectiveness of a Form 10 Registration Statement with the SEC, receipt of a favorable tax ruling from the Internal Revenue Service and the approval of applicable regulatory authorities.

(h) Operations of First Advantage if the Offer is Not Completed.

According to the Offer to Exchange, if the Offer is not consummated because the Minimum Condition, the Registration Statement Effectiveness Condition or the Listing Condition is not satisfied or the Merger Condition or another condition is not satisfied or waived, First American expects that First Advantage will continue to be a majority-owned subsidiary of First American and operate its business as presently operated, subject to market and industry conditions and the terms of the agreements and other documents described in the Offer to Exchange under the heading “The Offer—Relationships With First Advantage.” According to the Offer to Exchange, First American has no current intention to dispose of or entertain offers to acquire the Class B Shares. According to the Offer to Exchange, if the Offer and the Merger are not consummated for any reason, there can be no assurance that First Advantage’s business and operations will not be adversely affected.

According to the Offer to Exchange, if the Offer is not consummated, First American expects to continue to evaluate, from time to time, its options regarding First Advantage and, in addition to potentially maintaining the status quo, may consider other alternatives, including open market purchases, purchases in privately negotiated transactions (including from First Advantage), purchases through another tender offer or exchange offer, or entry into a merger negotiated with First Advantage. In addition, according to the Offer to Exchange, in such case, from time to time, it is expected that each of First American and First Advantage will evaluate and review its respective business operations, properties, dividend policy and capitalization, among other matters, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to maximize stockholder value.

(i) Special Committee.

Effective as of June 30, 2009, in light of the relationships described under “—Interests of Certain Persons in the Offer and Merger,” and “—Certain Arrangements between First Advantage and First American,” the First Advantage board of directors re-affirmed the establishment of the Special Committee, which was initially established in 2008, to examine, negotiate, evaluate and make recommendations concerning any potential strategic alternatives for First Advantage or any related matters, including a potential transaction with First American, such as the Offer. The Special Committee appointed by the First Advantage board of directors initially was comprised of Barry Connelly, Jill Kanin-Lovers, Donald Nickelson and David Walker. On October 2, 2009, Ms. Kanin-Lovers resigned from the Special Committee because she was concerned that a possible change in her circumstances could give rise to an appearance of a conflict of interest and she did not want to create any possibility of such an appearance. None of the members of the Special Committee have an affiliation with First American, except as directors of First Advantage. As compensation for services rendered in connection with serving on the Special Committee, Messrs. Nickelson and Walker each were paid a retainer fee of $15,000, and Mr. Connelly and Ms. Kanin-Lovers each were paid a retainer fee of $10,000, in addition to a fee of $1,500 to each member of the Special Committee per meeting for any meetings necessary in the performance of their duties as members of the Special Committee. Each member of the Special Committee will be reimbursed for any out-of-pocket expenses incurred in the performance of his or her duties as a member of the Special Committee.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Special Committee unanimously recommends, on behalf of the First Advantage board of directors, that First Advantage stockholders (other than First American and its affiliates) accept the Offer and tender their Class A Shares into the Offer. The Special Committee is making this recommendation after careful consideration, including a thorough review of the Offer with the Special Committee’s legal and financial advisors, and only after determining unanimously that the Offer is fair to and in the best interests of First Advantage and the holders of Class A Shares (other than First American and its affiliates).

Copies of a press release and a letter to First Advantage’s stockholders communicating the Special Committee’s recommendation are filed as exhibits to this Statement and are incorporated by reference herein.

(b) Background of the Offer.

First Advantage was formed in the June 5, 2003 merger of First American’s screening technology division and US SEARCH.com Inc. (“US Search”). In the merger, First American, together with its FARES joint venture with Experian, received Class B Shares which, as of the close of business on October 7, 2009, represents in the aggregate approximately 80% of the equity interest in and 98% of the voting power of First Advantage. The former shareholders of US Search exchanged their outstanding shares of US Search common stock for Class A Shares. On June 6, 2003, the Class A Shares commenced trading on the NASDAQ Stock Market.

On January 15, 2008, First American announced its intention to separate its Financial Services group from its Information Solutions group via a spin-off transaction, resulting in two separate publicly traded entities.

In early 2008, a representative of First American contacted Donald E. Nickelson, a member of the First Advantage board of directors and Chairman of the Nominating and Corporate Governance Committee of the First Advantage board of directors, and indicated a preliminary interest in exploring a potential business combination of its Information Solutions business with First Advantage through an acquisition by First American of the issued and outstanding common stock of First Advantage not already owned by First American.

In February 2008, the First Advantage board of directors established the Special Committee comprised of its four independent directors: Barry Connelly, Jill Kanin-Lovers, Mr. Nickelson and David Walker. The First Advantage board of directors authorized the Special Committee to examine, negotiate, evaluate and make recommendations concerning any potential strategic alternatives for First Advantage or any related matters, including a potential transaction with First American. The First Advantage board of directors further authorized the Special Committee to retain, at the expense of First Advantage, legal and financial advisors, and such other advisors as the Special Committee deems appropriate in the discharge of its duties.

On February 29, 2008, the Special Committee held its first meeting by teleconference and appointed Messrs. Nickelson and Walker to serve as Co-Chairmen of the Special Committee. In addition, the Special Committee discussed retaining an independent legal advisor to counsel the Special Committee.

The Special Committee conducted interviews with several law firms on March 4, 2008. Upon completion of the interviews, the Special Committee discussed the criteria to be used in selecting the legal advisor, including their intention to retain a firm experienced in special committee matters related to transactions similar to a potential transaction with First American. After considering the interviews, the Special Committee decided to retain Dewey & LeBoeuf LLP (“Dewey & LeBoeuf”) as the Special Committee’s independent legal advisor.

On March 10, 2008, the Special Committee held a telephonic meeting to consider the retention of an investment banking firm to act as its financial advisor in connection with its evaluation of a potential transaction with First American and other strategic alternatives. The Special Committee discussed with representatives of Dewey & LeBoeuf the criteria to be used in selecting the financial advisor, including experience in controlling stockholder transactions and the lack of any material conflict of interest involving First Advantage, First American or related parties.

On March 12, 2008, the First Advantage board of directors formally memorialized its prior establishment of the Special Committee by resolution during a telephonic meeting.

On March 20, 2008, the Special Committee conducted interviews of several investment banking firms. On March 21, 2008, the Special Committee approved the engagement of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor, subject to the negotiation of a definitive agreement with respect to the engagement. Morgan Stanley was not formally engaged at this time.

In mid-2008, communications subsided between representatives of First American and the Special Committee regarding a potential transaction.

On June 26, 2009, Kenneth DeGiorgio, General Counsel of First American, contacted Mr. Nickelson, Co-Chairman of the Special Committee, by telephone and subsequently delivered to him a letter (the “June 26, 2009 Letter”) addressed to the First Advantage board of directors, summarizing an unsolicited proposal from First American to acquire all of the issued and outstanding Class A Shares not owned by First American at a fixed exchange ratio of 0.5375 of a First American Common Share for each Class A Share (the “Initial Proposal”), which represented an offer price of $14.04 based on the closing price of First American Common Shares on June 26, 2009. The following is the text of Mr. DeGiorgio’s letter to the First Advantage board:

June 26, 2009

Board of Directors

First Advantage Corporation

12395 First American Way

Poway, California 92064

Lady and Gentlemen:

As you know, through its affiliates, The First American Corporation (“First American”) currently owns Class B common stock equating to an economic interest of approximately 74% of the equity value of First Advantage Corporation (“First Advantage”) and controls Class B common stock representing approximately 98% of the voting power of First Advantage stockholders. After careful consideration, our Board of Directors has authorized us to propose an acquisition by First American of the issued and outstanding shares of the common stock of First Advantage in a stock-for-stock transaction in which First American would issue 0.5375 shares of its common stock for each share of First Advantage common stock outstanding. The proposed exchange ratio represents an offer price of $14.04 per share of common stock and a 10.2% premium to First Advantage’s stock price, based on the closing prices of the common stock of First American ($26.13 per share) and First Advantage ($12.75 per share of Class A common stock) on June 26, 2009. Although First American already has a controlling interest in First Advantage, and hence consummation of this proposed transaction would not result in a change of control, the proposed exchange ratio nonetheless represents a significant premium for First Advantage stockholders. Having considered our valuation of First Advantage carefully, we believe our offer is fair to, and in the best interests of, all stockholders of First Advantage and First American, including First Advantage’s public stockholders.

Our proposal is subject to confirmatory due diligence, which we and our advisors are prepared to commence as soon as practicable for First Advantage, the negotiation of a mutually acceptable definitive acquisition agreement and, of course, the receipt of all necessary stockholder and regulatory approvals, including effectiveness of a registration statement on Form S-4. In addition, because the consideration would consist of our common stock, we would provide you and your advisors with the opportunity to conduct appropriate due diligence with respect to First American.

In considering our proposal, please be aware that First American and its affiliates have no interest in selling their shares of First Advantage common stock, and will not consider any proposal to sell all, or any portion, of the First Advantage stock that we own.

Our senior management is available to meet with you and answer any questions concerning our proposal. We appreciate your consideration of this proposal and look forward to your response.

Very truly yours,

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio Senior Vice President and General Counsel

The June 26, 2009 Letter was filed publicly as an exhibit to First American’s Schedule 13D/A filed with the SEC on June 29, 2009.

On June 29, 2009, First Advantage issued a press release announcing it had received the Initial Proposal and that the Special Committee had retained Dewey & LeBoeuf as its legal advisor in connection with its evaluation of the Initial Proposal.

Also on June 29, 2009, the Special Committee held a telephonic meeting to re-consider the retention of an investment banking firm to act as its financial advisor in connection with its evaluation of a potential transaction with First American and other strategic alternatives, as no formal engagement of a financial advisor was executed in 2008. A representative of Dewey & LeBoeuf reviewed with the Special Committee its fiduciary duties under applicable law associated with its evaluation of the Initial Proposal. The Special Committee also discussed certain aspects of the Initial Proposal.

On June 30, 2009, the First Advantage board of directors formally re-affirmed the establishment of the Special Committee by resolution during a telephonic meeting.

From June 30, 2009 through July 1, 2009, the Special Committee and representatives of Dewey & LeBoeuf conducted discussions with the investment banking firms that the Special Committee previously had interviewed on March 20, 2008, including Morgan Stanley. On July 2, 2009, the Special Committee approved the engagement of Morgan Stanley as its financial advisor, subject to the negotiation of a definitive agreement with respect to the engagement.

On July 2, 2009, Norfolk County Retirement System commenced an action in the Court of Chancery of the State of Delaware against First American, First Advantage and Parker S. Kennedy. Norfolk County Retirement System claimed that, as a result of the Initial Proposal, the defendants breached their fiduciary duties to the minority public stockholders of First Advantage. The plaintiff seeks, among other things, to enjoin the consummation or closing of the transaction contemplated by the Initial Proposal.

On July 14, 2009, First Advantage and First American entered into a Confidentiality Agreement and representatives of First American shortly thereafter began a due diligence review of First Advantage. Similarly, representatives of Morgan Stanley also began their review of First American.

On July 21, 2009, First Advantage announced that the Special Committee had retained Morgan Stanley as its financial advisor in connection with its evaluation of the Initial Proposal.

During July 2009, following the receipt of additional written diligence materials, representatives of Morgan Stanley conducted several telephonic meetings with various officers and employees of First American and First Advantage.

During meetings of the Special Committee on July 17, 2009, July 27, 2009 and August 3, 2009, representatives of Morgan Stanley presented updated preliminary financial analyses regarding the Initial Proposal. After consultation with representatives of Morgan Stanley and Dewey & LeBoeuf, the Special Committee authorized a representative of Morgan Stanley to communicate to First American that the Special Committee could not support the Initial Proposal based on, among other reasons, the inadequacy of the offer price, but that the Special Committee would consider a proposal that offered improved financial terms and cash consideration to First Advantage stockholders.

On August 4, 2009, a representative of Morgan Stanley called Mr. DeGiorgio and communicated the Special Committee’s rejection of the Initial Proposal.

On August 14, 2009, during a telephone discussion, Mr. DeGiorgio informed a representative of Morgan Stanley that the Ad-Hoc Committee offered to increase the Initial Proposal to acquire all of the outstanding Class A Shares not owned by First American to a fixed exchange ratio of 0.55 of a First American Common

Share for each Class A Share (the “August 14 Proposal”), which represented an offer price of $17.38 based on the closing price of First American Common Shares on August 13, 2009. Mr. DeGiorgio also stated to the representative of Morgan Stanley that First American was not in a position to offer cash as consideration in connection with the August 14 Proposal.

On August 17, 2009, representatives of Morgan Stanley presented to the Special Committee during a telephonic meeting a preliminary financial analysis regarding the August 14 Proposal. After consultation with representatives of Dewey & LeBoeuf and Morgan Stanley, the Special Committee determined that it should respond to the August 14 Proposal with a counter proposal, the terms of which were to be deliberated at the next meeting of the Special Committee.

On August 20, 2009, the Special Committee held a telephonic meeting to review a preliminary financial analysis prepared by Morgan Stanley in connection with the Special Committee’s evaluation of the August 14 Proposal. A representative of Dewey & LeBoeuf again reviewed with the Special Committee its fiduciary duties under applicable law associated with its evaluation of the August 14 Proposal. The Special Committee then discussed other potential strategic alternatives for First Advantage and concluded that a third party would likely not be interested in pursuing a similar transaction because First American indirectly and beneficially owned a controlling interest in First Advantage common stock and had stated that it was not interested in selling any or all of its controlling ownership position in First Advantage.

On August 24, 2009, the Special Committee held a telephonic meeting to discuss the August 14 Proposal. After consultation with representatives of Dewey & LeBoeuf and Morgan Stanley, the Special Committee authorized a representative of Morgan Stanley to communicate to First American that the Special Committee could not support the August 14 Proposal and to submit a counter proposal of a per share purchase price of $23.00 in the form of cash or First American stock with a fixed value mechanism, such as a floating exchange ratio.

During a telephone call on August 26, 2009, a representative of Morgan Stanley communicated the Special Committee’s rationale for not supporting the August 14 Proposal and the Special Committee’s counter proposal to Mr. DeGiorgio and Anthony S. Piszel, Chief Financial Officer of First American.

Subsequently, on August 31, 2009, Messrs. Piszel and DeGiorgio called the representative of Morgan Stanley to inform him that the First American Ad-Hoc Committee was offering to increase the August 14 Proposal to acquire all of the outstanding Class A Shares not owned by First American to a fixed exchange ratio of 0.57 of a First American Common Share for each Class A Share (the “August 31 Proposal”), which represented an offer price of $17.76 based on the closing price of First American Common Shares on August 28, 2009. Messrs. Piszel and DeGiorgio re-affirmed that First American was not in a position to offer cash (or value certainty through a floating exchange ratio mechanism) as consideration in connection with the August 31 Proposal. Messrs. Piszel and DeGiorgio further stated that the August 31 Proposal was First American’s best offer and First Advantage had until September 8, 2009 to accept it.

On September 1, 2009, the Special Committee held a telephonic meeting to receive an update regarding the August 31, 2009 discussion between the representative of Morgan Stanley and Mr. Piszel. The Special Committee determined to deliver a letter addressed directly to the First American Ad-Hoc Committee informing it that the Special Committee reviewed the August 31 Proposal and concluded that the terms of the August 31 Proposal, including the value to be delivered to First Advantage’s minority stockholders, were inadequate and not in the best interests of First Advantage and its minority stockholders.

The Special Committee finalized the terms of the letter to the First American Ad-Hoc Committee during a telephonic meeting with representatives of Dewey & LeBoeuf and Morgan Stanley on September 3, 2009. The Special Committee stated the reasons why it could not support the August 31 Proposal and that it would not operate under the arbitrary final deadline of September 8, 2009 that the First American Ad-Hoc Committee had imposed in connection with the August 31 Proposal. The Special Committee’s counter proposal as stated in the letter was for a per share purchase price of $20.00 and a mechanism to protect against decreases in First

American’s stock price. In the letter, the Special Committee also extended an invitation to meet with the First American Ad-Hoc Committee to discuss the proposed transaction.

At the request of the Special Committee, a representative of Dewey & LeBoeuf delivered the letter to the First American Ad-Hoc Committee on September 4, 2009 (the “September 4, 2009 Letter”). The following is the text of the September 4, 2009 Letter:

September 4, 2009

The Special Committee of the Board of Directors

c/o Glenn C. Christenson

The First American Corporation

1 First American Way

Santa Ana, California 92707

Dear Members of the Special Committee:

We are writing to respond to the proposal made by The First American Corporation (“First American”) on June 26, 2009 to the Board of Directors (the “Board”) of First Advantage Corporation (“First Advantage”), as revised by First American’s subsequent proposals on August 14, 2009 and August 31, 2009 (the “Proposal”). Under the latest Proposal, First American proposes to acquire all of the outstanding shares of First Advantage common stock not owned by First American at a fixed exchange ratio of 0.57 of a share of First American common stock for each share of First Advantage common stock, which Proposal implies a purchase price of $18.13 per share, based on the closing price of First American common stock on September 3, 2009, and $17.35 per share, based on the average closing price of First American common stock over the 30 trading day period from July 24, 2009 through September 3, 2009.

We, the Special Committee of the Board (the “Special Committee”), have carefully reviewed each of First American’s proposals with the assistance of independent financial and legal advisors. We have concluded that First American’s most recent proposal is inadequate and not in the best interests of First Advantage and its minority stockholders.

We summarize below a number of factors that we considered in reaching our conclusion. We also review the rigorous process we followed in a good faith effort to work constructively with First American to achieve a price that recognizes the full value of First Advantage and reflects the substantial benefit First American would enjoy if it were to acquire full ownership of First Advantage.

The Proposal substantially undervalues First Advantage for numerous reasons, including:

•

Timing of the Proposal is Opportunistic: The Proposal does not take into account the potential benefits of restructuring initiatives implemented by management of First Advantage over the last year or the upside potential of First Advantage over the next three years as it executes its strategic plan. Also, the timing of the Proposal is opportunistic in that it values First Advantage at a cyclical low.

•

Proposal Does Not Reflect First Advantage’s Intrinsic Value: The value of the Proposal is substantially below First Advantage’s intrinsic value. As our financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), has demonstrated in its presentation to First American management (which we invite you to review carefully again), the Proposal falls short of the range of intrinsic values for First Advantage implied by customary valuation methodologies, including an analysis of First Advantage’s discounted cash flow. Furthermore, the Proposal implies relatively low multiples compared to comparable transactions (even when adjustments are made to reflect market movements).

•

Undervalued Benefits of the Transaction to First American: We believe First American substantially undervalues the benefits to First American from the proposed transaction and the strategic importance of the transaction to First American. There are substantial benefits to be realized by First American, including cost synergies, increased productivity and the benefits of the proposed transaction to First American’s overall plan to unlock value by separating its Information Solutions and Financial Services businesses. First American itself acknowledged many of these benefits in the press release that announced its initial offer on June 29, 2009. Most recently, on August 31, 2009, First American issued a press release reaffirming its plan to separate its Information Solutions business and its Financial Services business during the first half of 2010. In its release, First American emphasized that the proposed separation will “maximize the unrealized value of the company’s information businesses, while strengthening the competitive positions of both companies.” We, too, want to maximize the unrealized value of First Advantage’s business and can only support a transaction with First American that provides full and fair value to First Advantage’s minority stockholders.

•

Lack of Investor Support: There appears to be a lack of investor support for the Proposal at First American’s current valuation level among a concentrated stockholder base. Additionally, investors do not seem to be excited about an all-stock, potentially taxable deal. Cash consideration or value certainty is therefore important if First American expects to gain support from a majority of the minority stockholders of First Advantage.

Over the past two months, we attempted to work constructively with First American management, and we were consistent in our stated willingness to negotiate in good faith towards a price that recognizes the full and fair value for First Advantage’s minority stockholders. To this end, and to appropriately assess each of First American’s proposals, including the current Proposal, we requested that Morgan Stanley perform financial due diligence reviews of both First American and First Advantage and conduct financial analyses of both First Advantage and First American. The Special Committee has held numerous meetings with Morgan Stanley to review Morgan Stanley’s financial analyses and to evaluate the Proposal.

In spite of:

•	our significant efforts to demonstrate that the intrinsic value of the outstanding minority shares of First Advantage exceeds each of First American’s offers, including the current Proposal;

•	Morgan Stanley’s presentation of its financial analyses to First American management in an effort to assist First American’s understanding of the Special Committee’s perspective on value;

•	our good faith counter proposal to First American; and

•	our continuing willingness to negotiate towards a transaction that would be mutually beneficial;

First American has failed to explain or support its valuation of First Advantage inherent in its Proposal or meaningfully refute our views on First Advantage’s value that Morgan Stanley has presented to your representatives. Furthermore, First American has refused to both constructively negotiate with the Special Committee and meaningfully increase the price at which it seeks to acquire First Advantage’s minority shares. In particular, we have been disappointed with the following:

•

Insignificant Increase: Even after all of our efforts, First American only increased its original June 26, 2009 proposal of a fixed exchange ratio of 0.5375 of a share of First American common stock for each share of First Advantage common stock to a fixed exchange ratio of 0.55 on August 14, 2009, and subsequently to the current Proposal of 0.57 on August 31, 2009. The current Proposal represents a total increase of only about 6% from the initial proposal. First American management has not provided any rationale supporting why it believes any of its proposals reflect fair value for First Advantage’s minority stockholders.

•

Imposition of an Arbitrary Final Deadline: First American management informed us that the Proposal made on August 31, 2009 is First American’s best and final offer and that we have until September 8, 2009 to accept it, or else First American will withdraw the Proposal and issue a press release announcing such withdrawal. This is simply unacceptable. We do not believe that First American management is negotiating in good faith. First American, as the majority stockholder of First

Advantage, has a duty to provide the Special Committee with adequate time to respond to any proposal made by First American so that the Special Committee can adequately discharge its duties to the minority stockholders of First Advantage. We will not operate under any deadlines imposed by First American. To do so would breach our duties and yours. So long as First Advantage remains as a free standing enterprise, we will be vigilant in our oversight of any plan or proposal which appears to coerce First Advantage or its minority stockholders. Any action by First American suggesting explicitly or implicitly that failure to support your proposed transaction will have negative consequences for First Advantage will be opposed by us.

•

Lack of Direct Communication with the First American Special Committee: Even though First American has created a special committee of its board of directors in connection with the proposed transaction, we have been instructed to deal exclusively with First American management regarding negotiations. This is both disappointing and frustrating. We believe that the First American special committee should be directly involved in the process so that we can have productive discussions on reaching a mutually acceptable valuation for the minority shares of First Advantage.

We remain willing and committed to considering a proposal that recognizes the full value of the minority shares of First Advantage and reflects the significant benefits that First American would enjoy as a result of full ownership. At this time, as we stated above, the Special Committee believes that First American’s latest proposal is inadequate. In the spirit of good faith, however, we would favorably consider a revised proposal that reflects two related elements: (i) a deal structure that limits the downside risk of fluctuations in First American’s stock price and (ii) a per share purchase price of $20.00.

We stand at a unique moment in the context of First American’s 120-year history and the contemplated spin-off of its Information Solutions business. We are willing to act in good faith by recommending a transaction that is in the best interests of First Advantage’s minority stockholders and hope that our revised counter proposal will be thoughtfully considered and embraced.

Given our common roles at our respective companies, the Special Committee would like to invite the special committee of First American’s Board of Directors to a meeting as soon as possible, so that we can both help each other understand the rationale behind our respective positions on pricing of the proposed transaction and further explore a transaction that would provide full and fair value to the minority stockholders of First Advantage and allow First American to realize the expected benefits from the proposed transaction.

Sincerely,

The Special Committee of the Board of Directors

First Advantage Corporation

/s/ Barry Connelly	/s/ Jill Kanin-Lovers
/s/ Donald E. Nickelson	/s/ David Walker

On September 8, 2009, a representative of Morgan Stanley contacted Mr. DeGiorgio to discuss the First American Ad-Hoc Committee’s views on the September 4, 2009 Letter and to review a presentation prepared by Morgan Stanley in response to the August 31 Proposal. The representative of Morgan Stanley communicated the Special Committee’s views that:

•	the August 31 Proposal still did not reflect the intrinsic value of First Advantage or market conditions;

•

most of the increase in the implied stock price represented by the August 31 Proposal’s exchange ratio was based on market improvement, which inured to the benefit of all companies in First Advantage’s market sector; and

•	the August 31 Proposal did not provide value certainty to First Advantage stockholders and the Special Committee desired a fixed value mechanism, such as a floating exchange ratio.

In response to the presentation reviewed with the representative of Morgan Stanley, Mr. DeGiorgio stated that First American believed the August 31 Proposal to be in the best interest of First Advantage and its minority stockholders and offered to extend the deadline for the Special Committee’s response to September 15, 2009, in order to facilitate the meeting that the Special Committee proposed. In addition, Mr. DeGiorgio re-affirmed that First American was not in a position to offer cash as consideration in connection with the August 31 Proposal and stated it was also not in a position to provide a fixed value mechanism in the proposed transaction or to ensure a tax-deferred transaction structure. Mr. DeGiorgio further stated that First American was considering structuring the proposed transaction as an exchange offer in order to mitigate the value certainty concerns by enabling First Advantage stockholders to determine whether the consideration is sufficient until the expiration of the Offer. Mr. DeGiorgio also stated that the First American Ad-Hoc Committee would meet the Special Committee. The meeting was subsequently scheduled for September 14, 2009.

Later in the day on September 8, 2009, the First American Ad-Hoc Committee delivered a letter to the Special Committee (the “September 8, 2009 Letter”) in response to the September 4, 2009 Letter, memorializing the information conveyed by Mr. DeGiorgio to the representative of Morgan Stanley during their telephone discussion earlier in the day.

The following is the text of the September 8, 2009 Letter:

September 8, 2009

The Special Committee of the Board of Directors

First Advantage Corporation

12395 First American Way

Poway, CA 92064

Dear Special Committee Members:

I write on behalf of the Special Committee of the Board of Directors of The First American Corporation to thank you for your letter of September 4, 2009. I write also to express our regret that you have rejected our August 31, 2009, proposal, which we believe to be in the best interests of First Advantage and its minority shareholders. Our proposal of 0.57 of a share of First American for each share of First Advantage represents, as of September 4, 2009, a purchase price of $18.47 per share, a 45% premium over the price at which First Advantage’s shares closed on the day we delivered our proposal, a 17% premium over the highest price at which First Advantage closed in 2009 prior to the date of our proposal and a 43% premium over the year-to-date average trading price of First Advantage shares through the date of our proposal. First Advantage’s shares would not have enjoyed this considerable price appreciation in the absence of our proposal. The stock’s performance is a direct result not only of the substantial premium represented by our proposal, but also the superior performance of First American’s stock vis-a-vis First Advantage’s peer group since the date of our proposal.

Given the tenor and substance of your September 4 letter, we suspect that you have not received a complete and precise account of the perspectives of our special committee and the independent members of the First American management team. In this letter I will address each of the points from your letter, which we trust will rectify this deficiency.

Our committee carefully and rigorously constructed each First American proposal and meticulously reviewed each First Advantage response. I note that I personally participated in the August 4, 2009, conference call with your financial advisor, during which call we received your rejection of our initial proposal and the rationale—which mirrors that elucidated in your September 4 letter—for your response. In a subsequent meeting of our special committee, the First American management team and I completely and precisely communicated your position. Indeed, in an August 14, 2009, conference call the First American management team summarized for your financial advisor the presentation made to our special committee regarding your position and received confirmation as to its accuracy. Our special committee also received and carefully reviewed the two sets of thorough discussion materials delivered by your financial advisor on August 26, 2009. Though our special committee found that each communication from your financial advisor had some merit—resulting in a meaningful increase to an already substantial premium—ultimately we do not share your perspective on value. Rather, to summarize our more detailed response to your September 4 letter below, we look to the market, which accurately reflects an appropriate premium for a minority interest buy-in.

As indicated above, in your September 4 letter you reiterate the four reasons for rejecting our proposal that your financial advisor delivered to me on August 4, 2009. To ensure that you have a complete understanding of our response, which was delivered to your financial advisor on three separate occasions, we summarize it below:

Timing. We are ourselves in the midst of our own restructuring, especially in our title insurance business. Our proposal gives the First Advantage minority shareholders the opportunity to participate in value created from this restructuring, which has already produced a measureable degree of success. More importantly, our market dynamics are the same as First Advantage’s—we, largely, are in the same cycle, being buffeted by dislocation in the general economy and in the real estate market. Lastly, based on First Advantage’s internal projections and our due diligence, it does not appear that First Advantage expects to realize the benefits of its restructuring in the near future. For example, based on information we received from First Advantage it appears as though the company will miss its internal projections for the third quarter 2009 and will, at a minimum, have stress on its fourth quarter results.

Valuation. As indicated above, the same market and economic conditions impact First American and First Advantage. Because our proposal involves a stock-for-stock exchange, if the value of the shares First Advantage shareholders exchange is at a cyclical low, the same can be said of the shares they would receive in return. Moreover, we are giving the First Advantage shareholders an opportunity for a meaningful participation in our previously announced spin-off, a transaction that the market has recognized will unlock substantial value. Lastly, the transactions utilized by your financial advisor as support are unsuitable comparables. Among other deficiencies, most were dated (over half the transactions were announced prior to 2007) and involved sales of control. An appropriate valuation methodology must recognize that we already control First Advantage. Our analysis of all-stock minority buy-ins suggests that a premium of 15% (over the target’s price before the announcement) is typical—an amount, we note, that is substantially below the 45% premium currently represented by our proposal.

Value to First American. The substantial premium represented by our proposal already reflects an appropriate sharing of the synergies and other benefits to be realized by First American as a result of the transaction. As we have stated to your advisors on several occasions, we believe that First Advantage has misread our announcements and, consequently, overestimates the importance of the proposed transaction to our previously announced spin-off. While we stand ready to quickly close a transaction on terms that are favorable to the shareholders of both First Advantage and First American, our spin-off transaction does not present the First Advantage minority shareholders with an opportunity to extract an above-market premium. Indeed, given the ten weeks it has taken to get to this point in our discussions and the time and resources required to consummate the spin-off transaction, we felt compelled to put forward our best and final proposal and establish a deadline for a response lest this transaction become a distraction to the spin-off. In short, we will complete the spin-off whether or not this transaction is consummated.

Certainty. While we appreciate your desire for cash consideration, unfortunately we are not in a position to offer cash. We also are not in a position to offer a floating exchange ratio or to ensure a tax-deferred transaction, though given the expressed desire for a cash transaction tax treatment appears to be of less importance. Given our announced intention to consummate the spin-off transaction in the first half of 2010, we expect any downside volatility to First Advantage shareholders to be limited. Moreover, as discussed above, given that First American and First Advantage largely operate in the same markets and are impacted by the same conditions, any uncertainty is shared by both companies. Nevertheless, we believe that we will be in a position to provide greater certainty by structuring this transaction as a tender offer, which would facilitate an expeditious consummation of the transaction and give the First Advantage minority shareholders the ability to refuse to tender if they believe that the price is unacceptable.

In your September 4 letter, you expressed disappointment with the amount of the increase in our proposal, the imposition of a September 8, 2009, deadline for a response and a perceived lack of direct communication with our special committee. We believe that you and your advisors misconstrue our position on price as a failure to constructively negotiate. To the contrary, given our desire, which we understand that you share, to expeditiously consummate a mutually favorable transaction, each proposal advanced by us—including our initial proposal—reflected a full, good faith valuation of the minority interest of First Advantage. By proposing full value from the beginning of the discussions, we hoped to avoid a protracted negotiation and, consequently, any distraction to our spin-off transaction. Only when it became clear to us that our mutual timing objective was in jeopardy did we feel it necessary to share with the First Advantage special committee our timing constraints for this transaction.

Lastly, at no time has First Advantage’s special committee been instructed to deal exclusively with First American management regarding the proposed transaction. Only when legal counsel to First Advantage’s special committee contacted me directly did we request that your legal counsel send communications to us through our counsel. I note also that despite my participation in the August 4, 2009, conference call with your financial advisor, until your September 4 letter we never received a request for a direct communication with our special committee. Nevertheless, we welcome the opportunity to discuss with you and your advisors our perspective on value.

Though for the reasons stated above we must reiterate our proposal to exchange 0.57 of a First American share for each share of First Advantage, in order to facilitate the meeting you proposed we will extend our deadline to September 15, 2009. While we sincerely regret that the exigencies of our situation require the imposition of a short deadline, we are hopeful that the complete and precise recitation of our perspective contained in this letter will prove convincing to you.

Sincerely yours,

/s/ Glenn C. Christenson
Glenn C. Christenson
Chairman, Special Committee of the Board of Directors of The First American
Corporation

From September 9, 2009 through September 13, 2009, the Special Committee held several telephonic meetings with representatives of Dewey & LeBoeuf and Morgan Stanley to receive updates regarding the September 8, 2009 Letter and the September 8, 2009 discussion between the representative of Morgan Stanley and Mr. DeGiorgio. The Special Committee also discussed the potential process and timing of the proposed transaction. Representatives of Morgan Stanley presented to the Special Committee a preliminary financial analysis that the representatives of Morgan Stanley would review with the First American Ad-Hoc Committee at the September 14, 2009 meeting.

On September 14, 2009, the Special Committee and the First American Ad-Hoc Committee held a telephonic meeting to discuss the August 31 Proposal, First American’s intention to structure the proposed transaction as an exchange offer and First American’s views on the valuation of First Advantage. Representatives of Morgan Stanley and the Special Committee also reviewed their preliminary perspectives on valuation of First Advantage and the Special Committee’s counter proposal, as stated in the September 4, 2009 Letter, with the First American Ad-Hoc Committee and other representatives of First American. The Special Committee stated to the First American Ad-Hoc Committee that, in addition to the purchase price, value certainty was also important to the Special Committee and the minority stockholders of the Company.

On September 16, 2009, the Special Committee held a telephonic meeting to review the discussions between the two committees that occurred at the September 14, 2009 meeting. A representative of Dewey & LeBoeuf again reviewed with the Special Committee its fiduciary duties under applicable law associated with its evaluation of the August 31 Proposal. A representative of Morgan Stanley informed the Special Committee that First Advantage had lowered its financial projections for the third and fourth fiscal quarters of 2009 and the representative of Morgan Stanley recommended that the Special Committee propose to First American a fixed exchange ratio of 0.585, which represented an offer price of $19.33 based on the closing price of First American Common Shares on September 15, 2009, subject to a review by Morgan Stanley and First Advantage of First Advantage’s revised projections.

On September 17, 2009, Mr. Nickelson contacted Glenn C. Christenson, Chairman of the First American Ad-Hoc Committee, and informed him that the Special Committee was prepared to accept the August 31 Proposal if First American increased the fixed exchange ratio to 0.585, which represented an offer price of $19.64 based on the closing price of First American Common Shares on September 16, 2009, subject to the negotiation of mutually acceptable transaction terms. In a subsequent telephone discussion on that same day, Mr. Christenson informed Mr. Nickelson that First American was prepared to increase its proposal to acquire all of the outstanding Class A Shares not owned by First American to a fixed exchange ratio of 0.58 (the “September 17 Proposal”), which represented an offer price of $19.47 based on the closing price of First American Common Shares on September 16, 2009.

Later on September 17, 2009, the Special Committee held a telephonic meeting to review the discussions earlier that same day between Mr. Nickelson and Mr. Christenson. A representative of Morgan Stanley reported on the results of its review of First Advantage’s revised projections. The representative of Morgan Stanley informed the Special Committee that, based on Morgan Stanley’s preliminary analysis, upon the Special Committee’s request, Morgan Stanley would be in a position to render its opinion with respect to the fairness of the fixed exchange ratio of 0.58 communicated in the September 17 Proposal. The representative of Morgan Stanley also noted that the September 17 Proposal was subject to the risk of fluctuations in First American’s stock price prior to consummation of the proposed transaction because it did not contain any fixed value mechanism, such as a floating exchange ratio, but that such a risk was somewhat mitigated by First American’s proposed exchange offer structure, which typically can be completed in less time than a long-form merger and allows the First Advantage stockholders to withdraw tenders of Class A Shares anytime prior to the expiration of the Offer. The Special Committee also noted that, under the proposed exchange offer structure, the conditions to the offer would include a non-waivable majority-of-the-minority tender condition, which would allow First Advantage’s minority stockholders to determine whether that condition would be satisfied. After consultation with representatives of Dewey & LeBoeuf and Morgan Stanley, the Special Committee determined that it would be willing to move forward with the September 17 Proposal, subject to, among other things, the negotiation of mutually acceptable transaction terms.

Later on September 17, 2009, Mr. Nickelson contacted Mr. Christenson and informed him that the Special Committee would be willing to move forward with the September 17 Proposal, subject to, among other things, the negotiation of mutually acceptable transaction terms.

From September 17, 2009 through October 4, 2009, the Special Committee and the First American Ad-Hoc Committee and their respective advisors engaged in discussions to negotiate and finalize the terms of the Offer to acquire all of the outstanding Class A Shares not owned by First American at a fixed exchange ratio of 0.58 of a First American Common Share for each Class A Share, incorporating the terms of the September 17 Proposal.

During a telephonic meeting of the Special Committee on September 29, 2009, a representative of Morgan Stanley reviewed with the Special Committee Morgan Stanley’s preliminary financial analysis regarding the Offer. Representatives of Dewey & LeBoeuf again reviewed with the Special Committee its fiduciary duties under applicable law associated with its evaluation of the Offer, and also reviewed drafts of the primary exchange offer documents that would be filed with the SEC in connection with Offer. The representatives of Dewey & LeBoeuf stated that they were still negotiating with First American’s legal advisor certain terms of the Offer.

On October 2, 2009, the Special Committee held a telephonic meeting to discuss an upcoming meeting requested by Mr. DeGiorgio to discuss with the Special Committee certain terms of the Offer. At this meeting, a representative of Dewey & LeBoeuf informed the Special Committee that Ms. Kanin-Lovers had informed such representative earlier in the day that she was resigning from the Special Committee effectively immediately, because she was concerned that a possible change in her circumstances could give rise to an appearance of a conflict of interest and she did not want to create any possibility of such an appearance.

Later on October 2, 2009, the Special Committee held a telephonic meeting with Messrs. DeGiorgio and Piszel, and Chris Niles, Corporate Vice President of First American and President of the First American Trust, to discuss certain terms of the Offer. Immediately following the meeting with Mr. DeGiorgio, the Special Committee held a telephonic meeting to review the discussion with representatives of Dewey & LeBoeuf and Morgan Stanley, and to consider the Offer. A representative of Dewey & LeBoeuf again reviewed with the Special Committee its fiduciary duties under applicable law associated with its evaluation of the Offer. Representatives of Morgan Stanley presented to the Special Committee a financial analysis of the Offer and of First Advantage and First American. The representatives of Morgan Stanley delivered Morgan Stanley’s oral opinion, subsequently confirmed in writing, that, as of October 2, 2009 and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the exchange ratio pursuant to the Offer was fair from a financial point of view to the holders of Class A Shares (other than First American and its affiliates, and Experian). In light of the factors described below under “Reasons for the Recommendation,” the Special Committee concluded that the Offer was fair to the holders of Class A Shares (other than First American and its affiliates). The Special Committee also resolved to recommend that First Advantage stockholders (other than First American and its affiliates) tender their Class A Shares pursuant to the Offer.

On October 8, 2009, First American issued a press release announcing the terms of the Offer and the intention of the Special Committee to recommend the Offer. First Advantage subsequently issued a press release announcing that the Special Committee intends, once the Offer is commenced by First American, to recommend that holders of the Class A Shares tender their shares pursuant to the Offer.

On October 9, 2009, First American filed the Schedule TO and the Form S-4, of which the Offer to Exchange is a part, setting forth the complete terms and conditions of the Offer.

(c) Reasons for the Recommendation.

In evaluating the Offer and in the course of reaching its determination to approve the Offer and the transactions contemplated thereby, and to recommend that First Advantage stockholders (other than First American and its affiliates) accept the Offer and tender their Class A Shares in the Offer, the Special Committee considered numerous factors and relied on its knowledge of the business, financial condition and prospects of First Advantage as well advice from its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer, the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determination. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Special Committee. Rather, the Special Committee made its unanimous recommendation based on the totality of the information presented to it and the investigation conducted by it. In addition, individual members of the Special Committee may have given different weights to different factors discussed below.

This discussion of the information and factors considered and given weight by the Special Committee is intended to be a summary and is not intended to be exhaustive, but is believed to include all material information and factors considered in reaching the conclusion that the Offer is fair to the holders of the Class A Shares (other than First American and its affiliates). The reasons for the Special Committee’s recommendation that First Advantage stockholders accept the Offer include the following:

Opinion of Independent Financial Advisor.

The Special Committee considered its discussions with, and the analysis of, its independent financial advisor, Morgan Stanley, and its oral opinion, subsequently confirmed in writing, that, as of October 2, 2009 and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the Exchange Ratio pursuant to the Offer and the Merger was fair, from a financial point of view, to the holders of Class A Shares (other than First American and its affiliates, and Experian). The full text of the written opinion of Morgan Stanley, dated October 2, 2009, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion is attached as Annex 1. Further discussion of the written opinion of Morgan Stanley, dated October 2, 2009, is contained under the caption “Opinion of Financial Advisor to the Special Committee.” The Special Committee considered all of the factors, analyses and conclusions of its financial advisor described under the caption “Opinion of Financial Advisor to the Special Committee.”

In evaluating the presentation and opinion of its financial advisor, the Special Committee was aware that the financial advisor would receive a fee in connection with its engagement. In light of these considerations, the Special Committee believed the fee arrangement, a portion of which the financial advisor would be paid regardless of whether the Offer is successful, ensured the reliability of the advice of Morgan Stanley and helped advance the interests of the holders of Class A Shares (other than First American and its affiliates, and Experian).

Premium Implied by the Exchange Ratio.

The Special Committee considered the fact that negotiations between First American, the Special Committee and its legal and financial advisors had caused First American to increase (i) the exchange ratio of 0.5375 contemplated by the Initial Proposal to an exchange ratio of 0.58, an increase of 7.91%, and (ii) the corresponding implied offer price of $14.04 per Class A Share representing a 10.2% premium to First Advantage’s stock price, based on the closing prices of First American Common Shares ($26.13 per share) and Class A Shares ($12.75 per share) on June 26, 2009, to an implied offer price of $18.59 per Class A Share, representing a 46% premium, based on the closing prices of First American Common Shares ($32.05 per share) on October 1, 2009 and Class A Shares on June 26, 2009 ($12.75 per share). The Special Committee considered the possibility that, despite such implied premium, the price of the First American Common Shares could potentially decrease prior to the expiration of the Offer and, as a result, decrease the value of the consideration being offered to holders of Class A Shares.

Financial Information.

The Special Committee considered financial projections for First Advantage and First American, including the recently revised financial projections for First Advantage. The Special Committee’s financial advisor received initial projections for fiscal years 2009, 2010, 2011 and 2012, and an updated forecast for fiscal year 2009, from First Advantage and First American. Historical financial information for First Advantage and First American appear in those companies’ Annual Reports on Form 10-K for the year ended December 31, 2008, each as amended, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

Holders of a Majority of Class A Shares Determine, Without Coercion, Whether a Transaction Is Completed.

The Special Committee concluded that the Minimum Condition and Merger Condition would permit the holders of a majority of the outstanding Class A Shares not beneficially owned by the Excluded Parties, as of the close of business on the date immediately prior to the expiration of the Offer, to decide whether the Offer should be completed by choosing whether or not to tender their respective Class A Shares in the Offer. The Special Committee believes that First American’s commitment to effect the Merger upon consummation of the Offer provides assurances to the holders of Class A Shares who choose not to tender their Class A Shares in the Offer that they also will receive equal value for the exchange of their Class A Shares as soon as practicable (or, for those who validly exercise their appraisal rights, a judicially determined fair value).

Negotiation Process and Procedural Fairness.

The Offer was the result of arms-length negotiations conducted by the Special Committee and its independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the original exchange ratio contemplated by the Initial Proposal, the Special Committee concluded that the revised exchange ratio was very likely the best offer that could be obtained. The Special Committee considered that further negotiation could have caused First American to abandon the Offer or proceed with a transaction without the Special Committee’s favorable recommendation at, possibly, a lower exchange ratio. In addition, the Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and Merger Condition. Furthermore, if the Offer is completed, First American has committed to effect the Merger as soon as practicable after the completion of the Offer on identical economic terms, unless prohibited by court order or other applicable legal requirement. This will ensure that any non-tendering stockholders of First Advantage will be treated fairly.

Lack of Other Proposals and Absence of Ability to Sell First Advantage to Third Party.

To the Special Committee’s knowledge, no third party other than First American has made any proposal to purchase most or all of the Class A Shares as a single block, including during the approximately 14 weeks since First American’s public announcement of the Initial Proposal and the date of this Statement. In addition, in making the Initial Proposal, First American stated that it is not interested in selling any of its shares of First Advantage common stock and that it will not consider any proposal to sell all, or any portion, of its shares of First Advantage common stock.

In light of the absence of other proposals for the acquisition of First Advantage from third parties and First Advantage’s relationship with First American (which, according to the Offer to Exchange, beneficially owns, in the aggregate, approximately 74% of the equity interest in First Advantage and controls approximately 98% of the voting power of First Advantage, as of the date of the Offer to Exchange), the Special Committee did not consider a sale of First Advantage to a third party as an available alternative. The Special Committee considered recommending the Offer or continuing First Advantage as a publicly traded entity, with First American remaining as controlling stockholder, as the only practical alternatives. Maintaining First Advantage as a publicly traded entity meant stockholders could only realize trading values for their Class A Shares and that these trading values were likely to offer significantly less than the value implied by the exchange ratio.

Participation in Future Growth; Businesses Not Related to First Advantage.

Stockholders who tender their Class A Shares pursuant to the Offer will have the opportunity to participate in any future growth of First Advantage indirectly through their ownership of First American Common Shares. In addition, stockholders who tender their Class A Shares in the Offer also may have the opportunity to participate in First American’s separation of its Information Solutions and Financial Services groups, currently planned for the first half of 2010, and any future growth of the businesses of First American not related to First Advantage. Participation in such future growth is subject to events and circumstances following the completion of the Offer and the Merger, including the possibility that the integration of First Advantage with First American may result in unforeseen expenses, and the integration process may not proceed smoothly, successfully or on a timely basis. In addition, expected cost reductions from integration of information technology resources, administrative and other functions may not materialize.

Financial and Business Prospects of First Advantage and First American.

The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of First Advantage and First American, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which First American’s and First Advantage’s businesses operate.

Tender Offer Structure; Timing of Completion.

The Offer is intended to provide holders of Class A Shares the opportunity to receive 0.58 First American Common Shares for each Class A Share as promptly as possible. The Special Committee considered the anticipated timing of the Offer and the Merger and noted that stockholders who tender their Class A Shares in the Offer likely will receive the consideration in payment for their Class A Shares sooner than they would have had First Advantage pursued a negotiated merger transaction. The Special Committee also noted that if sufficient Class A Shares are tendered in the Offer, the Merger could be consummated without a stockholder vote, and, according to the Offer to Exchange, First American intends to consummate the Merger shortly after the expiration of the Offer, so that all stockholders may receive their shares sooner than they would have had First Advantage pursued a negotiated merger transaction.

Appraisal Rights.

The Special Committee considered the fact that First Advantage stockholders who do not tender pursuant to the Offer at the effective time of the Merger have appraisal rights in connection with the Merger pursuant to Delaware law. First Advantage stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Class A Shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Class A Shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. No appraisal rights are available in respect of Class A Shares that are tendered in the Offer and not properly withdrawn. Appraisal rights are described in the Offer to Exchange under the heading “The Offer—Appraisal Rights” and in Annex C of the Offer to Exchange. Please also refer to “Item 8. Additional Information—Appraisal Rights” for more information on the appraisal rights of holders of Class A Shares. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex 2 hereto and incorporated by reference herein.

Tax Consequences of the Exchange.

The Special Committee considered the fact that, according to the Offer to Exchange, the receipt of First American Common Shares and cash in lieu of fractional First American Common Shares by holders of Class A Shares in exchange for the Class A Shares pursuant to the Offer and the Merger is expected to be treated as a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who is a U.S. person and exchanges Class A Shares pursuant to the Offer or the Merger is expected to recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of the fair market value of the First American Common Shares and cash in lieu of fractional First American Common Shares received by the stockholder and (ii) the stockholder’s adjusted tax basis in the Class A Shares exchanged pursuant to the Offer or the Merger. If the Class A Shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be a capital gain or a capital loss. In general, capital gains recognized by an individual will be subject to tax at capital gains rates if the shares were held for more than one year. The tax consequences to each holder of Class A Shares will depend on the facts and circumstances applicable to such stockholder. Holders of Class A

Shares should contact their tax advisors to determine the particular tax consequences of tendering their shares. Neither the Special Committee nor First Advantage has obtained or plans to obtain an opinion of counsel or a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences associated with the Offer or the Merger.

Risks the Offer and Merger May Not be Completed.

The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that Class A Shares may not be exchanged pursuant to the Offer and the Merger may not be consummated.

The Special Committee considered the possibility that, if a transaction with First American is not completed and First American were to withdraw any offer to acquire Class A Shares or the Offer did not close, or if the Offer were to close but the subsequent Merger did not close, the market price of Class A Shares could decline, in addition to the potential disruptive effect on First Advantage’s business and customer relationships. The Special Committee considered the uncertainty with respect to the price at which First Advantage might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield the same per share consideration.

Conflicts of Interest.

The Special Committee was aware of the actual and potential conflicts of interest of those directors and officers of First American who also serve as members of First Advantage management and the First Advantage board of directors. The Special Committee believes that the process of using a special committee composed solely of independent directors is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue. In addition, the existence of the Minimum Condition and Merger Condition further serves to mitigate any actual or potential conflict of interest.

After considering these factors, the Special Committee concluded that the positive factors relating to the Offer substantially outweighed the potential negative factors.

For the reasons described in this Item 4(c), the Special Committee unanimously recommends that the First Advantage stockholders (other than First American and its affiliates) accept the Offer and tender their Class A Shares into the Offer.

(d) Opinion of Financial Advisor to the Special Committee.

The Special Committee retained Morgan Stanley to act as its financial advisor in connection with the Initial Proposal, the Offer and the Merger because of its expertise and reputation and because its investment banking professionals have substantial experience in comparable transactions. On October 2, 2009, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the Special Committee that as of such date and, based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, dated October 2, 2009, the Exchange Ratio pursuant to the Offer and the Merger was fair, from a financial point of view, to the holders of Class A Shares (other than First American and its affiliates, and Experian).

The full text of Morgan Stanley’s written fairness opinion, dated October 2, 2009, is attached as Annex 1 to this Statement. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the Special Committee and addresses only the fairness from a financial point of view of the Exchange Ratio to holders of Class A Shares (other than First American and its affiliates, and Experian) as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any stockholder of First Advantage or First American as to whether to participate in the Offer or how to vote at any stockholders’ meeting related to the Merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of First Advantage and First American, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning First Advantage and First American, respectively;

•	reviewed certain financial projections prepared by the managements of First Advantage and First American, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of First Advantage;

•

discussed the past and current operations and financial condition and the prospects of First Advantage, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of First Advantage;

•

discussed the past and current operations and financial condition and the prospects of First American, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of First American;

•	reviewed the pro forma impact of the Merger on First American’s earnings per share;

•	reviewed the reported prices and trading activity for the Class A Shares and First American Common Shares;

•

compared the financial performance of First Advantage and First American and the prices and trading activity of the Class A Shares and First American Common Shares with that of certain other publicly-traded companies comparable with First Advantage and First American, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of First Advantage and First American and their financial and legal advisors;

•	reviewed the Form S-4 and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by First Advantage and First American, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of First Advantage and First American of the future financial performance of First Advantage and First American. Furthermore, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Form S-4 without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will not be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and did not express any views with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of First Advantage’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by holders of Class A Shares pursuant to the Offer or the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of First Advantage (including, without limitation, First Advantage’s investment in the common stock of DealerTrack Holdings, Inc.), nor has Morgan Stanley been furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after such date may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving First Advantage, nor did Morgan Stanley negotiate with any parties other than First American. Morgan Stanley’s opinion does not address the relative merits of the Offer and/or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion did not address the prices at which the First American Common Shares would trade following consummation of the Offer or the Merger.

The following is a summary of the material financial analyses used by Morgan Stanley in connection with providing its opinion to the Special Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s fairness opinion.

In connection with its analysis, Morgan Stanley calculated the implied consideration to be paid for each Class A Share by multiplying the Exchange Ratio times the closing price of First American Common Shares of $32.05 as of October 1, 2009, for an implied per share consideration of $18.59.

First Advantage Trading Range.

Morgan Stanley reviewed the historical trading ranges of the Class A Shares for various periods both before and after First American’s public announcement of the Initial Proposal (the “initial public announcement”).

Morgan Stanley noted that, as of June 26, 2009, the last trading day prior to First American’s initial public announcement, the closing price was $12.75. Morgan Stanley’s review indicated that the low and high daily intra-day prices in the twelve months prior to October 1, 2009 were $6.99 and $19.44, respectively.

Morgan Stanley noted that, as of October 1, 2009, the closing price of the Class A Shares was $18.33. Between First American’s initial public announcement on June 29, 2009 and October 1, 2009, the maximum intra-day price was $19.44.

Morgan Stanley also noted that, as of October 1, 2009, the implied consideration to be paid per Class A Share was $18.59 based on the Exchange Ratio and the closing price of First American Common Shares on October 1, 2009 of $32.05.

First Advantage Equity Research Price Target Analysis.

Morgan Stanley reviewed the price targets for the Class A Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of the Class A Shares and are not discounted to reflect present value. The range of undiscounted price targets for the Class A Shares on October 1, 2009 was $16.00 to $17.00.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the Class A Shares and these estimates are subject to uncertainties, including the future financial performance of First Advantage and future financial market conditions. Additionally, it should be noted that First Advantage is not well-covered by analysts and Morgan Stanley identified only three data points.

First Advantage Comparable Trading Analysis.

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for First Advantage corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with First Advantage. The following list sets forth the selected comparable companies that were reviewed in connection with this analysis:

•	Acxiom Corp.;

•	Automatic Data Processing Inc.;

•	DealerTrack Holdings Inc.;

•	Equifax Inc.;

•	Experian plc.;

•	Fair Isaac Corp.;

•	Fidelity National Information Services Inc.; and

•	Fiserv Inc.

Morgan Stanley analyzed the following statistics for comparative purposes:

•

the ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2009; and

•	the ratio of stock price to estimated earnings per share (“EPS”) for calendar year 2009.

The following table reflects the results of the analysis and the corresponding multiples for First Advantage based on the representative ranges of EBITDA and EPS estimates for these companies:

	Aggregate Value / 2009E EBITDA	Stock Price / 2009E EPS
Range Derived from First Advantage Comparables	7.5x - 9.0x	12.5x - 16.0x
Implied Per Share Value of the Class A Shares	$14.15 - 16.95	$10.37 - 13.27

No company utilized in the comparable company analysis is identical to First Advantage. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Advantage, such as the impact of competition on the businesses of First Advantage and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of First Advantage or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Analysis.

Morgan Stanley calculated a range of equity values per share for First Advantage implied from aggregating the estimated values of each business segment, a “sum-of-the-parts analysis,” adjusted for capitalized corporate-level expenses and eliminations, total debt and minority interest, and cash and cash equivalents, as of October 1,

2009. Morgan Stanley evaluated each of First Advantage’s five business segments based on segment-level revenue and EBITDA estimates. The five First Advantage business segments Morgan Stanley reviewed are as follows:

•	Credit Services;

•	Multifamily Services;

•	Data Services;

•	Employer Services; and

•	Investigative and Litigation Support Services.

With respect to Data Services, Morgan Stanley further reviewed the segment based on the following sub-segments:

•	Teletrack;

•	Leadclick; and

•	Transportation & Other Data Services.

Morgan Stanley noted that, based on a sum-of-the-parts analysis, First Advantage’s implied range of equity value per share (including both the Class A Shares and the Class B Shares) was $15.47 to $19.35.

First Advantage Precedent Transaction Analysis

Morgan Stanley reviewed and analyzed statistics for selected processing and information services transactions since 2003. The following list sets forth the selected transactions that were reviewed in connection with this analysis:

•	Ceridian Corp. / Fidelity National Financial, Inc.; Thomas H. Lee Partners, L.P.;

•	Certegy, Inc. / Fidelity National Information Services, Inc.;

•	CheckFree Corp. / Fiserv Inc.;

•	Choicepoint, Inc. / Reed Elsevier Group, Inc.;

•	Concord EFS, Inc. / First Data Corp.;

•	Credit Information Group / First Advantage Corp.;

•	Digital Insight Corp. / Intuit, Inc.;

•	eFunds Corp. / Fidelity National Information Services, Inc.;

•	Fifth Third Bank Processing Solutions / Advent International Corp.;

•	First Data Corp. / Kohlberg Kravis Roberts & Co.;

•	HireRight, Inc. / USIS Commercial Services, Inc.;

•	Kroll, Inc. / Marsh & McLennan Companies, Inc.;

•	Metavante Technologies, Inc. / Fidelity National Information Services, Inc.;

•	National Processing, Inc / Bank of America Corp.;

•	Open Solutions, Inc. / Providence Equity Partners LLC, The Carlyle Group LLC;

•	Seisint, Inc. / Reed Elsevier Plc.;

•	SunGard Data Systems, Inc. / Bain Capital, LLC, Goldman Sachs Group;

•	TALX Corp. / Equifax, Inc.; and

•	VNU NV / Alplnvest Partners NV, The Blackstone Group LP, The Carlyle Group LLC.

Morgan Stanley noted the median aggregate value to last-twelve-month EBITDA (“LTM EBITDA”) multiple of these precedent transactions equaled 13.5x, with multiples across the transactions ranging from 8.2x to 20.1x, and the median stock price to last-twelve-month EPS (“LTM EPS”) multiple of these precedent transactions equaled 26.0x, with multiples across the transactions ranging from 15.2x to 33.2x.

Morgan Stanley also reviewed the aggregate value to LTM EBITDA multiples adjusted for changes in market conditions in two ways:

•

multiplying the aggregate value to LTM EBITDA purchase price multiple for each deal as of the date of announcement by the subsequent percentage change in S&P 500 Index between each announcement date and October 1, 2009. On this basis, the adjusted median aggregate value to LTM EBITDA multiple was 10.9x, with multiples across the transactions ranging from 7.7x to 15.1x.; and

•

multiplying the aggregate value to LTM EBITDA purchase price multiple for each deal as of the date of announcement by the subsequent percentage change in the First American Common Share closing price between each announcement date and October 1, 2009. On this basis, the adjusted median aggregate value to LTM EBITDA multiple was 12.0x, with multiples across the transactions ranging from 7.1x to 20.3x.

	Aggregate Value / LTM EBITDA	Stock Price / LTM EPS
Range Derived from First Advantage Precedent Transaction Analysis	8.0x - 13.0x	20.0x - 25.0x
Implied Per Share Value of the Class A Shares	$16.89 - 27.32	$16.35 - 20.44
Implied Per Share Value of the Class A Shares by Reference to Transactions Effected in 2009	$17.00 - 22.00

No company or transaction utilized in the precedent transaction analysis is identical to First Advantage, First American or this specific transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of First Advantage and First American, such as the impact of competition on the business of First Advantage, First American or the industry generally, industry growth and the absence of any material adverse change in the financial condition of First Advantage, First American or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

First Advantage Premiums Paid Analysis.

Morgan Stanley reviewed the average premiums paid in acquisition transactions on an annual basis for the years 1999 through 2009, which included certain transactions with transaction values of over $100 million (“control transactions”).

Morgan Stanley also reviewed the premiums paid in select North American public company control transactions that were announced between September 15, 2008, the day Lehman Brothers Holdings Inc. filed for bankruptcy protection, and June 30, 2009, with transaction values of over $1.0 billion.

Morgan Stanley also reviewed the premiums paid in select acquisition transactions involving the acquisition of a publicly-traded minority interest or involving an acquiror that was in some other way affiliated with the target company (“affiliate transactions”). Morgan Stanley reviewed such transactions announced after January 1, 2002 with transaction values greater than $500 million.

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for First Advantage comparable companies’ trading performance after First American’s initial public announcement. For the purpose of this review, Morgan Stanley calculated the average change in the closing prices of the publicly-traded stock of the following companies from June 29, 2009, the first trading day after the initial public announcement, to October 1, 2009, to construct a First Advantage peer index (“peer index”):

•	Acxiom Corp.;

•	Automatic Data Processing Inc.;

•	DealerTrack Holdings Inc.;

•	Equifax Inc.;

•	Experian plc.;

•	Fair Isaac Corp.;

•	Fidelity National Information Services Inc.; and

•	Fiserv Inc.

Morgan Stanley noted that, from June 29, 2009 to October 1, 2009, the average closing trading price of the peer index increased 13%, and the closing share price of the Class A Shares increased 22% over the same period. Morgan Stanley also noted that from June 29, 2009 to October 1, 2009, the closing price of the S&P 500 Index price increased 11%.

	Premium to Closing Stock Price Prior to Initial Public Announcement	Implied per share value of the Class A Shares	Adjusted Implied per share value of the Class A Shares (1)
Range Derived from Precedent Control Transactions Analysis	22% - 40%	$15.56 - 17.85	$17.64 - 20.23
Range Derived from Precedent Affiliate Transactions Analysis	14% - 38%	$14.54 - 17.60	$16.48 - 19.95

Note:	(1) Implied value per share of the Class A Shares adjusted by the percentage change in the First Advantage peer index between the initial public announcement on June 29, 2009 and October 1, 2009.

No company or transaction utilized in the premiums paid analysis is identical to First Advantage, First American or this specific transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of First Advantage and First American, such as the impact of competition on the business of First Advantage, First American or the industry generally, industry growth and the absence of any material adverse change in the financial condition of First Advantage, First American or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

First Advantage Discounted Cash Flow Analysis.

Morgan Stanley calculated a range of equity values per share for First Advantage based on a discounted cash flow analysis as of June 30, 2009. Morgan Stanley relied on the First Advantage initial projections (including both the management plan prepared by First Advantage in June 2009 and an illustrative sensitivity case) for fiscal years 2009 through 2012. The forecast for 2013 used in the discounted cash flow analysis was based on Morgan Stanley extrapolation from the 2012 estimates in the management plan. Morgan Stanley first calculated the estimated unlevered free cash flows of First Advantage for the period from June 30, 2009 to December 31, 2013, and then calculated a terminal value for First Advantage based on applying a perpetual growth rate to the unlevered free cash flow after 2013 of 3.0% to 4.0%. These values were discounted to present values assuming a range of discount rates between 11.0% and 13.0%. When adjusted for total debt, minority interest, cash and cash equivalents, this resulted in a range of implied equity values per share (including both the Class A Shares and the Class B Shares) of $19.47 to $27.17.

Morgan Stanley also calculated the present value of the unlevered free cash flows of First Advantage for the period from June 30, 2009 to December 31, 2013, using an illustrative case to estimate the impact if First Advantage did not achieve the same degree of revenue growth rates and EBITDA margin improvement assumed in the management plan. Morgan Stanley assumed a perpetual growth rate of unlevered free cash flows after 2013 of 3.0% to 4.0%. Assuming a range of discount rates between 11.0% and 13.0%, this analysis resulted in a range of implied equity values per share (including both the Class A Shares and the Class B Shares) of $14.99 to $20.87.

First American Trading Range.

Morgan Stanley reviewed the historical trading ranges of First American Common Shares for various periods.

Morgan Stanley noted that, as of October 1, 2009, the closing price of First American Common Shares was $32.05. Morgan Stanley also noted that for the 10-trading day, 30-trading day and 90-trading day periods ending October 1, 2009, the average daily closing prices of First American Common Shares were $32.84, $32.26 and $28.44, respectively. The average daily closing price of First American Common Shares from January 1, 2009 to October 1, 2009, was $26.83. The high and low daily intra-day prices of First American Common Shares in the twelve months prior to October 1, 2009 were $34.00 and $14.27, respectively.

First American Equity Research Price Target Analysis.

Morgan Stanley reviewed and analyzed the price targets for First American Common Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of First American Common Shares and are not discounted to reflect present value. The range of undiscounted price targets for First American Common Shares on October 1, 2009 was $30.00 to $34.00.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for First American Common Shares and these estimates are subject to uncertainties, including the future financial performance of First American and future financial market conditions. Additionally, it should be noted that First American is not well-covered by analysts and Morgan Stanley identified only four data points.

First American Comparable Trading Analysis.

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for First American corresponding to current and historical financial information, ratios and public market multiples. Morgan Stanley identified groups of comparable companies for each of First American’s Financial Services segment and Information Solutions segment.

Financial Services.

The following list sets forth the selected comparable companies that were reviewed in connection with evaluating First American’s Financial Services business:

•	Fidelity National Financial Inc.;

•	First American Corp.;

•	Old Republic International Corp.; and

•	Stewart Information Services Corp.

Morgan Stanley analyzed the following statistics for comparative purposes:

•	the ratio of stock price to current shareholders’ equity (“book value”) per share; and

•	the ratio of stock price to estimated EPS for calendar years 2009 and 2010.

Information Solutions.

The following list sets forth the selected comparable companies that were reviewed in connection with evaluating First American’s Information Solutions business:

•	Acxiom Corp.;

•	Automatic Data Processing Inc.;

•	DealerTrack Holdings Inc.;

•	Equifax Inc.;

•	Experian plc.;

•	Fair Isaac Corp.;

•	Fidelity National Information Services Inc.;

•	First Advantage Corp.;

•	Fiserv Inc.; and

•	Lender Processing Services Inc.

Morgan Stanley analyzed the following statistics for comparative purposes:

•	the ratio of the aggregate value to estimated EBITDA for calendar year 2009; and

•	the ratio of stock price to estimated EPS for calendar years 2009 and 2010.

	Stock Price / Book Value Per Share	Aggregate Value / 2009E EBITDA	Stock Price / 2009E EPS	Stock Price / 2010E EPS
Range Derived from First American Comparables	0.8x - 1.1x	5.0x - 6.0x	10.0x - 13.0x	10.0x - 13.0x
Implied Per Share Value of First American Common Shares	$24.04 - 33.06	$30.09 - 37.16	$19.20 - 24.96	$29.31 - 38.10

No company utilized in the comparable company analysis is identical to First American. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First American, such as the impact of competition on the businesses of First American and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of First American or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Analysis.

Morgan Stanley calculated a range of equity values per share for First American based on a sum-of-the-parts analysis as of October 1, 2009. As such, Morgan Stanley evaluated First American’s two main business segments, Financial Services and Information Solutions, to arrive at First American’s implied equity value per share.

For purpose of its sum-of-the-parts analysis, Morgan Stanley evaluated the Financial Services segment based on a stock price to book value per share basis. Assuming a stock price to book value per share range of 0.6x to 1.1x and based on an estimate of book value attributable to the Financial Services segment as of June 30, 2009, Morgan Stanley noted that the implied contribution of the Financial Services’ equity value per share was $7.27 to $13.32.

Morgan Stanley also calculated a range of contribution equity values per share for First American’s Information Solutions business based on an EBITDA multiple basis. Assuming an aggregate value to EBITDA range of 6.5x to 8.5x and based on estimates of the total debt, minority interest, cash and cash equivalents attributable to the Information Solutions segment, Morgan Stanley noted that the Information Solutions segment’s implied equity value per share was $21.81 to $31.46.

Morgan Stanley then added together the equity values per share contributed by each of the Financial Services and Information Solutions segments and noted that the range of First American’s total implied equity value per share was $29.07 to $44.78.

Pro Forma Analysis.

Morgan Stanley analyzed the pro forma impact of the transaction on First American’s EPS. Morgan Stanley assumed the consideration to be received by holders of Class A Shares pursuant to the transaction was 0.58 of a First American Common Share per Class A Share, and that the aggregate consideration will be paid entirely in First American Common Shares. Based on this analysis, Morgan Stanley observed that the transaction would result in EPS dilution for First American shareholders in 2009 of an estimated 0.9%. For 2010, Morgan Stanley observed that the transaction would result in EPS dilution for First American shareholders of an estimated 0.2%.

Ratio of First Advantage and First American Trading Prices.

Based on historical trading information, Morgan Stanley observed the following exchange ratios (calculated as the closing price of Class A Shares divided by the closing price of First American Common Shares):

Exchange Ratio
As of June 26, 2009	0.49x
As of October 1, 2009	0.57x
30-Day Average ending June 26, 2009	0.53x
90-Day Average ending June 26, 2009	0.52x
Average of Last Twelve Months ending June 26, 2009	0.54x
Average of period from January 1, 2009 ending June 26, 2009	0.52x
High from June 26, 2008 to June 26, 2009	0.78x
Low from June 26, 2008 to June 26, 2009	0.37x

Morgan Stanley noted that the Exchange Ratio is 0.58x.

Miscellaneous.

In connection with the review of the Offer and the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of First Advantage or First American. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of First Advantage. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Exchange Ratio pursuant to the Offer and the Merger, from a financial point of view, to the holders of Class A Shares (other than First American and its affiliates, and Experian) and in connection with the delivery of its opinion to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which Class A Shares or First American Common Shares might actually trade.

The Exchange Ratio was determined through arm’s-length negotiations between the Special Committee and the First American. Morgan Stanley provided advice to the Special Committee during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Special Committee or that any specific exchange ratio constituted the only appropriate exchange ratio for the Offer and/or the Merger.

Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in deciding to recommend the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee with respect to the Exchange Ratio or of whether the Special Committee would have been willing to recommend a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

(e) Intent to Tender.

Except as set forth below, after reasonable inquiry and to the best of the First Advantage’s knowledge, each of First Advantage’s executive officers, directors and affiliates (other than First American) currently intends to tender or cause to be tendered all Class A Shares held of record or beneficially owned by him or her pursuant to the Offer. The foregoing does not include any Class A Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiary of First Advantage owns any Class A Shares.

After reasonable inquiry, First Advantage has been made aware that Evan Barnett, President of the Multi-Family Services segment of First Advantage, is currently undecided as to whether he will or will not tender any Class A Shares held of record or beneficially owned by him pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Morgan Stanley is acting as the Special Committee’s financial advisor in connection with the Offer. Pursuant to the terms of Morgan Stanley’s engagement, in the event that First American completes the acquisition of all of the outstanding Class A Shares that First American does not currently own (the “Transaction”), First Advantage has agreed to pay Morgan Stanley a transaction fee consisting of:

•	$2 million; plus

•

2.0% of the portion of the transaction value (which is the value of the consideration paid per Class A Share multiplied by the 12.0 million Class A Shares outstanding as of April 24, 2009) achieved in the Transaction that is greater than the transaction value assuming consideration of $15.27 per share, which was the closing price of the Class A Shares on July 2, 2009, the day that the Special Committee approved Morgan Stanley’s engagement. Morgan Stanley’s aggregate fees are currently estimated to be approximately $3.0 million.

In addition, First Advantage has agreed to reimburse Morgan Stanley for its reasonable expenses, including travel costs, document production expenses and fees of outside legal counsel (not to exceed $50,000 without the Special Committee’s prior consent, not to be unreasonably withheld) and other professional advisors engaged with the Special Committee’s consent. First Advantage also has agreed to indemnify Morgan Stanley against certain liabilities, including, without limitation, certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Morgan Stanley is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of First American, First Advantage or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

Certain officers and employees of First Advantage may render services in connection with the Offer, but they will not receive any additional compensation for such services.

Neither First Advantage nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to First Advantage stockholders on its behalf with respect to the Offer. First Advantage has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, First Advantage stockholders should not rely on any other information.

Item 6.	Interest in Securities of Subject Company.

Except as set forth in Item 3 or disclosed in this Statement or the annexes and exhibits to this Statement, to the best of First Advantage’s knowledge, no transactions in Class A Shares have been effected during the past 60 days by First Advantage, or any executive officer, director, affiliate or subsidiary of First Advantage or any pension, profit-sharing or similar plan of First Advantage or its affiliates.

Item 7.	Purpose of the Transaction, Plans or Proposals.

Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Exchange, to the best of First Advantage’s knowledge, no negotiation is being undertaken or engaged in by First Advantage that relates to or would result in (i) a tender offer or other acquisition of Class A Shares by First American, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving First Advantage or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of First Advantage or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of First Advantage. Except as described or referred to in this Statement or the exhibits to this Statement or the Offer to Exchange, to the best of First Advantage’s knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

(a) Short Form Merger.

Under Section 253 of the DGCL, if First American acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Class A Shares (after giving effect to the conversion of the Class B Shares into Class A Shares on a one-for-one basis), First American will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of First Advantage, in a short form merger. The Offer to Exchange contains information on the short form merger (under the heading “The Offer—Conditions of the Merger”). According to the Offer to Exchange, if First American consummates the Offer, and thereafter owns or controls 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will promptly thereafter effect the Merger, unless prohibited by court order or other applicable legal requirement. According to the Offer to Exchange, if First American consummates the Offer and does not own or control 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will use commercially reasonable efforts to acquire additional Class A Shares such that after such acquisition, Merger Sub owns or controls at least 90% of each class of the issued and outstanding capital stock of First Advantage (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis). However, according to the Offer to Exchange, such use of commercially reasonable efforts to acquire additional Class A Shares shall not require First American to pay consideration in excess of 0.58 of a First American Common Share (or equivalent value) for any Class A Share. In such event, once First American owns or controls 90% or more of the outstanding Class A Shares (after giving effect to the conversion of Class B Shares into Class A Shares on a one-for-one basis), First American will effect the Merger promptly thereafter unless prohibited by court order or other applicable legal requirement. As a result of the Merger, any Class A Shares not previously purchased by First American in the Offer (and in subsequent purchases, if any) would be converted into First American Common Shares at the Exchange Ratio, other than the Class A Shares in respect of which appraisal rights have been properly perfected under Delaware law. Please refer to “—Appraisal Rights” below for more information on the appraisal rights of holders of Class A Shares in connection with the Merger.

(b) Appraisal Rights.

The following summarizes provisions of Section 262 of the DGCL regarding appraisal rights that would be applicable in connection with the Merger, which will be effected as a merger of a subsidiary of First American with and into First Advantage. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 is attached to this Statement as Annex 2. If a First Advantage stockholder fails to take any action required by the DGCL, such stockholder’s rights to an appraisal in connection with the Merger will be waived or terminated.

No appraisal rights are available to holders of Class A Shares in connection with the Offer. Pursuant to Section 262(b)(3) of the DGCL, in the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of the DGCL is not owned by the parent corporation immediately prior to the merger, appraisal rights will be available for the shares of the subsidiary Delaware corporation. First Advantage stockholders who do not tender their Class A Shares into the Offer, hold Class A Shares at the effective date of the subsequent Merger and have not accepted the consideration offered in the Merger prior to the effective time of the Merger will have certain rights under the DGCL to dissent and demand appraisal of their Class A Shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their First Advantage shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. In determining the fair value of the Class A Shares subject to appraisal, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Class A Shares, including, among other things, asset values and earning capacity. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration paid in the Offer and the Merger.

This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by the DGCL, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Exchange under the heading “The Offer; Appraisal Rights” and in Annex C of the Offer to Exchange.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, holders of the Class A Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

(c) Certain Legal and Regulatory Matters.

Except as set forth in this Statement or the annexes and exhibits to this Statement, First Advantage is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for First American’s acquisition or ownership of Class A Shares.

United States Approvals.

According to the Offer to Exchange, First American has stated that, except as it has described in the Offer to Exchange, First American is not aware of any license or regulatory permit required in the U.S. and material to the business of First Advantage and its subsidiaries, on a consolidated basis, that may be materially adversely affected by First American’s acquisition of the Class A Shares, or any filing or approval required in the U.S. that would be required for its acquisition of the Class A Shares. According to the Offer to Exchange, in connection with the Offer and the Merger, First American has stated that it intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the New York Stock Exchange. According to the Offer to Exchange, First American is unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Offer or the Merger.

Foreign Approvals.

According to the Offer to Exchange, First American is unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the Offer or the Merger.

(d) Anti-Takeover Statutes and Provisions.

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which have substantial assets, stockholders, principal executive offices or principal places of business in those states. According to the Offer to Exchange, First American does not believe any anti-takeover laws apply to the Offer or the Merger. According to the Offer to Exchange, First American reserved the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in the Offer to Exchange nor any action taken in connection with the Offer is intended as a waiver of that right. According to the Offer to Exchange, in the event that it is asserted that any takeover statute applies to the Offer or the Merger and is not found to be invalid, First American may be required to file certain documents with, or receive approvals from, the relevant state authorities and First American might be unable to accept for purchase, or pay for, Class A Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, according to the Offer to Exchange, First American may not be obligated to accept for purchase, or pay for, any Class A Shares tendered.

(e) Stockholder Litigation.

On July 2, 2009, a complaint was filed in the Delaware Court of Chancery against First American, First Advantage and Parker S. Kennedy on behalf of a purported class of public stockholders of First Advantage relating to the Initial Proposal, defined above as the Norfolk Litigation. A copy of the complaint is filed as an exhibit to this Statement and is incorporated by reference herein.

The complaint alleges, among other things, that:

•	the defendants have breached their fiduciary duties in connection with the Initial Proposal;

•	the consideration to be paid to minority stockholders of First Advantage pursuant to the Initial Proposal is unfair and inadequate;

•	the terms of the Initial Proposal are not entirely fair; and

•	the defendants have acted to put their personal interests ahead of the interests of First Advantage stockholders in connection with the Initial Proposal.

The plaintiffs seek, among other relief, class action status, preliminary and permanent injunctive relief against completing the transaction contemplated by the Initial Proposal, rescission if the transaction contemplated by the Initial Proposal is consummated or recessionary damages, an accounting for the damages sustained, compensatory damages in an amount to be deemed at trial together with pre-judgment and post-judgment interest, and the costs of the action, including reasonable allowance for attorneys’ fees and experts’ fees. First Advantage believes the lawsuit is without merit and intends to vigorously defend itself against it.

Pursuant to the Court of Chancery’s September 29, 2009 order, the defendants’ deadline to respond to the complaint is October 15, 2009.

(f) Projected Financial Information.

As part of its business planning cycle, the management of First Advantage prepares internal financial forecasts and budgets regarding anticipated future operations, some of which were shared with the management of First American. Prior to First American making the Initial Proposal on June 26, 2009, First Advantage provided to First American certain financial projections for First Advantage summarized below for the fiscal years 2009 through 2012:

•	2009 operating revenue of $694 million;

•	2010 operating revenue of $756 million;

•	2011 operating revenue of $842 million;

•	2012 operating revenue of $943 million;

•	2009 pre-tax income of $86 million;

•	2010 pre-tax income of $121 million;

•	2011 pre-tax income of $153 million; and

•	2012 pre-tax income of $184 million.

In evaluating the acquisition, according to the Offer to Exchange, First American developed its own financial analysis based in part on the initial projections provided by First Advantage, as well as First American’s own experience and what it viewed to be other appropriate information and assumptions. According to the Offer to Exchange, based on that evaluation, the First American board of directors approved the Exchange Ratio. In addition, First American was provided with an update to First Advantage’s initial projections for fiscal year 2009. According to the Offer to Exchange, such updated forecasts did not cause First American to revise the Exchange Ratio offered, in part, because, in setting the Exchange Ratio, First American discounted the value of the forecasts provided because they were subject to revision and were inherently uncertain predictors of future outcomes, particularly in light of the recent dislocation and negative trends in general economic conditions in the

United States and abroad, which have placed stress on the operating environment for First American, First Advantage and other companies in the industries in which they operate. The updated forecasts are summarized below:

•	2009 operating revenue of $662 million, a decrease of $32 million from the original forecast; and

•	2009 pre-tax income of $68 million, a decrease of $18 million from the original forecast.

The initial projections and updated forecasts are being provided in this Statement solely for the purpose of giving First Advantage’s stockholders access to the information made available to First American in connection with the Offer and the Merger. The initial projections and updated forecasts are not included in this Statement in order to induce any holder of Class A Shares to tender their Class A Shares in the Offer.

The initial projections and updated forecasts do not take into account any changes in First Advantage’s operations or capital structure that may result from the Offer and the Merger. First Advantage developed the initial projections and updated forecasts based on projected revenues, and the fact that costs were derived primarily as a percentage of revenue based on historical experience, also taking into account anticipated changes in operations, including decreases in overhead as a result of restructuring initiatives. It is not possible to predict whether the assumptions made in preparing the projected and forecasted goals will be valid, and actual results may prove to be materially higher or lower than those contained in the projected and forecasted information.

These initial projections and updated forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revision based upon actual experience and business developments. In addition, the initial projections and updated forecasts reflect numerous judgments, estimates and assumptions, with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events and matters, as well as matters specific to First Advantage’s business, many of which are difficult to predict, inherently uncertain or beyond First Advantage’s or First American’s control. Inclusion of the initial projections and updated forecasts should not be regarded as an indication that First Advantage, First American or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied upon as such. The initial projections and updated forecasts were not audited or reviewed by any independent accounting firm. In light of the uncertainties inherent in financial projections and forecasts of any kind, the inclusion of this information should not be regarded as a representation that the estimated results will be realized.

The information discussed in this section includes forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections and forecasts, including the various risks set forth in First Advantage’s periodic reports. There can be no assurance that the projected or forecasted results will be realized or that actual results will not be significantly higher or lower than projected. The initial projections and updated forecasts cannot be considered a reliable predictor of future results and should not be relied upon as such. The initial projections and updated forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. These risks and uncertainties are discussed in greater detail elsewhere in this Statement, including under the heading “Forward-Looking Statements” below.

The financial projections and updated forecasts do not take into account any circumstances or events occurring after the date they were prepared, including, for the initial projections, the announcement of the acquisition of First Advantage pursuant to the Initial Proposal, and, for the updated forecasts, the announcement of the Offer and the Merger. The initial projections and updated forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

First Advantage does not as a matter of course make public any estimates as to its future operating performance or earnings. These initial projections and updated forecasts were prepared solely for internal use by

First Advantage and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The initial projections and updated forecasts were not intended to represent the most likely financial results for First Advantage. First Advantage’s updated forecasts were prepared solely in response to First American’s request for an update to First Advantage’s initial projections. Neither First Advantage’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the initial projections or forecasts included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the initial projections and updated forecasts.

The inclusion of the initial projections or updated forecasts herein will not be deemed an admission or representation by First Advantage that they are viewed by First Advantage as material information of First Advantage. Except as otherwise required by law, First Advantage does not intend to update or otherwise revise these projections or forecasts to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although First Advantage believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in First Advantage’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the Merger (incorporated by reference to the Registration Statement on Form S-4 filed by The First American Corporation on October 9, 2009).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by The First American Corporation on October 9, 2009).

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by The First American Corporation on October 9, 2009).

(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by The First American Corporation on October 9, 2009).

(a)(5)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by The First American Corporation on October 9, 2009).

Exhibit No.	Description
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by The First American Corporation on October 9, 2009).

(a)(7)	Press Release issued by The First American Corporation, dated October 8, 2009 (incorporated by reference to The First American Corporation’s Current Report on Form 8-K filed on October 8, 2009).

(a)(8)	Press Release issued by First Advantage Corporation, dated October 8, 2009.*

(a)(9)	Letter to Stockholders from the Special Committee of the Board of Directors of First Advantage Corporation, dated October 9, 2009.**

(a)(10)	Opinion of Morgan Stanley & Co. Incorporated, dated October 2, 2009 (incorporated by reference to Annex 1 to this Schedule 14D-9).**

(a)(11)	First Amended and Restated Certificate of Incorporation of First Advantage Corporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by First Advantage Corporation on December 22, 1998).

(a)(12)	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by First Advantage Corporation on November 11, 2005).

(a)(13)	Amended and Restated Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by First Advantage Corporation on February 20, 2007).

(a)(14)	Complaint of the Norfolk County Retirement System against First Advantage Corporation, et. al. filed in the Court of Chancery in the State of Delaware on July 2, 2009.*

(e)(1)	Pages 1 - 3 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Proposal Number One—Election of Directors—Nominees for Election of Directors.”*

(e)(2)	Pages 3 - 6 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Information About Our Board of Directors.”*

(e)(3)	Pages 8 - 9 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Executive Officers.”*

(e)(4)	Pages 10 - 14 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Security Ownership of Certain Beneficial Owners and Management.”*

(e)(5)	Pages 6 - 8 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Business Relationships and Related Transactions.”*

(e)(6)	Pages 15 - 20 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Compensation Discussion and Analysis.”*

(e)(7)	Pages 22 - 31 of the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 18, 2009 under the heading “Executive Compensation.”*

(e)(8)	Employment Agreement, dated as of August 10, 2009, by and between First Advantage Corporation and Anand Nallathambi.*

(e)(9)	Employment Agreement, dated as of August 10, 2009, by and between First Advantage Corporation and John Lamson.*

Exhibit No.	Description
(e)(10)	Employment Agreement, dated as of August 10, 2009, by and between First Advantage Corporation and Todd Mavis.*

(e)(11)	Employment Agreement, dated as of August 10, 2009, by and between First Advantage Corporation and Akshaya Mehta.*

(e)(12)	Employment Agreement, dated as of August 11, 2009, by and between First Advantage Corporation and Evan Barnett.*

(e)(13)	Employment Agreement, dated as of August 7, 2009, by and between First Advantage Corporation and Andrew MacDonald.*

(e)(14)	First Advantage Corporation 2003 Incentive Compensation Plan, Amended and Restated as of March 22, 2007 (incorporated by reference to Appendix B to the Annual Proxy Statement on Schedule 14A filed by First Advantage Corporation on March 27, 2007).

(e)(15)	First Advantage Corporation 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.20 to the Amendment to the Registration Statement on Form S-4 filed by First Advantage Corporation on April 24, 2003).

(e)(16)	Form of Indemnification Agreement, dated as of May 9, 2005, by and between First Advantage Corporation and each member of its board of directors (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by First Advantage Corporation on August 15, 2005).

(e)(17)	Stockholders Agreement, dated as of December 13, 2002, by and among First Advantage Corporation, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Annex D to the prospectus forming a part of the Registration Statement on Form S-4 filed by First Advantage Corporation on January 17, 2003).

(e)(18)	Amendment No 1. to Stockholders Agreement, dated as of March 31, 2006, by and among First Advantage Corporation, The First American Corporation and Pequot Private Equity Fund II, L.P (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by First Advantage Corporation on May 9, 2006).

(e)(19)	Amendment No. 2 to Stockholders Agreement, dated as of September 28, 2006, by and among First Advantage Corporation, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by First Advantage Corporation on March 1, 2007).

(e)(20)	Amended and Restated Change in Control Agreement, dated as of October 1, 2008, by and between The First American Corporation and Anand Nallathambi.*

(g)	None.

Annex 1	Opinion of Morgan Stanley & Co. Incorporated, dated October 2, 2009.**

Annex 2	Delaware Appraisal Statute (DGCL Section 262).**

*	Filed herewith.
**	Included with a copy of the Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FIRST ADVANTAGE CORPORATION

By:	/s/ John Lamson
Name:	John Lamson
Title:	Executive Vice President and Chief Financial Officer

Dated: October 9, 2009

Annex 1

OPINION OF MORGAN STANLEY & CO. INCORPORATED

October 2, 2009

Special Committee of the Board of Directors

First Advantage Corporation

12395 First American Way

Poway, California 92064

Members of the Special Committee of the Board:

We understand that First American Corporation (the “Buyer”) proposes to (i) commence an exchange offer (the “Exchange Offer”) for all outstanding shares of Class A Common Stock, par value $0.001 per share (the “Company Class A Common Stock”), of First Advantage Corporation (the “Company”) for 0.58 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of the Buyer (the “Buyer Common Stock”); (ii) following consummation of the Exchange Offer, convert, or cause to be converted some or all of the shares of Class B Common Stock of the Company, par value $0.001 per share (the “Company Class B Common Stock”), owned or controlled by the Buyer (directly or indirectly) into shares of Company Class A Common Stock and cause all such shares of Company Class A Common Stock and any Company Class B Common Stock owned or controlled by the Buyer (directly and indirectly) to be contributed to a corporate subsidiary of the Buyer (the “Acquisition Sub”); and (iii) effect a subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the draft Registration Statement on Form S-4 of the Buyer, dated September 29, 2009 (the “Offer to Exchange”). We further understand that approximately 80% of the outstanding shares of the Company Class A Common Stock are beneficially owned by Buyer when accounting for the shares of Company Class A Common Stock that would be beneficially owned by Buyer upon full conversion of the shares of Company Class B Common Stock beneficially owned by it into shares of Company Class A Common Stock on a one-for-one basis.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Exchange Offer and the Merger is fair from a financial point of view to the holders of shares of the Company Class A Common Stock (other than the Buyer and its affiliates, and Experian Information Solutions, Inc. (“Experian”)).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s financial metrics;

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8)	Reviewed the reported prices and trading activity for the Company Common Class A Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Class A Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Offer to Exchange and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Exchange Offer and Merger will be consummated in accordance with the terms set forth in the Offer to Exchange without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will not be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and do not express any views with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Class A Common Stock in the Exchange Offer and Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company (including, without limitation, the Company’s investment in the common stock of DealerTrack Holdings, Inc.), nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer. Our opinion does not address the relative merits of the Exchange Offer and/or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

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Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Exchange Offer and/or the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Exchange Offer and/or the Merger if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Exchange Offer or the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act with regard to the Exchange Offer or vote at any shareholders’ meetings held in connection with the Merger.

Annex 1 - Page 3

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Exchange Offer and the Merger is fair from a financial point of view to the holders of shares of the Company Class A Common Stock (other than the Buyer and its affiliates, and Experian).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ James M. Head
James M. Head Managing Director

Annex 1 - Page 4

Annex 2

TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

Annex 2 - Page 1

incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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